As filed with the Securities and Exchange Commission on August 23, 2006
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Transcontinental Gas Pipe Line Corporation
(Exact Name of Registrant as Specified in Its Charter)

Delaware	4922	74-1079400
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2800 Post Oak Blvd., P.O. Box 1396
Houston, Texas 77251
(713) 215-2000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

James J. Bender, Esq.
Senior Vice President and General Counsel
The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172
(918) 573-2000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

With a copy to:
Richard M. Russo
Gibson, Dunn & Crutcher LLP
1801 California Street, Suite 4200
Denver, Colorado 80202
(303) 298-5700

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed Maximum	Amount of
	Amount	Maximum Offering	Aggregate	Registration
Title of Each Class of Securities to be Registered	to be Registered	Price Per Unit(1)	Offering Price(1)	Fee
6.40% Senior Notes due 2016	$200,000,000	100%	$200,000,000	$21,400

(1)	Exclusive of accrued interest, if any, and estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.

SUBJECT TO COMPLETION, DATED AUGUST 23, 2006

PROSPECTUS

$200,000,000

Transcontinental Gas Pipe Line Corporation

Exchange Offer for All Outstanding
6.40% Senior Notes due 2016
(CUSIP Nos. 893570 BV2 and U89358 AD4)
for new 6.40% Senior Notes due 2016
that have been registered under the Securities Act of 1933

This exchange offer will expire at 5:00 p.m., New York City time,
on          , 2006, unless extended.

The Exchange Notes:

•	The terms of the registered 6.40% Senior Notes due 2016 to be issued in the exchange offer are substantially identical to the terms of the outstanding 6.40% Senior Notes due 2016, except that provisions relating to transfer restrictions, registration rights and additional interest will not apply to the exchange notes.

•	We are offering the exchange notes pursuant to a registration rights agreement that we entered into in connection with the issuance of the outstanding notes.

Material Terms of the Exchange Offer:

•	The exchange offer expires at 5:00 p.m., New York City time, on , 2006, unless extended.

•	Upon expiration of the exchange offer, all outstanding notes that are validly tendered and not withdrawn will be exchanged for an equal principal amount of exchange notes.

•	You may withdraw tendered outstanding notes at any time at or prior to the expiration of the exchange offer.

•	The exchange offer is not subject to any minimum tender condition, but is subject to customary conditions.

•	The exchange of the exchange notes for outstanding notes will not be a taxable exchange for U.S. federal income tax purposes.

•	There is no existing public market for the outstanding notes or the exchange notes.

See “Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated          , 2006

Page

Where You Can Find More Information	i
Incorporation by Reference	ii
Special Note Regarding Forward-Looking Statements	iii
Prospectus Summary	1
Risk Factors	9
Use of Proceeds	17
Capitalization	17
Management	18
The Exchange Offer	20
Description of Notes	28
Certain U.S. Federal Income Tax Considerations	37
Plan of Distribution	42
Legal Matters	43
Independent Registered Public Accounting Firm	43
Opinion/Consent of Gibson, Dunn & Crutcher LLP
Statement of Computation of Ratio of Earnings to Fixed Charges
Consent of Independent Registered Public Accounting Firm
Power of Attorney
Statement of Eligibility of Trustee
Form of Letter of Transmittal
Substitute Form W-9 and Guidelines
Form of Notice of Guaranteed Delivery
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

We have not authorized anyone to give any information or make any representation about us that is different from or in addition to that contained in this prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it as authorized by us. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. You should assume that the information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the date of delivery of this prospectus or the sale of the securities made hereunder.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and file annual, quarterly and special reports and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document that we file with the SEC at the SEC’s public reference room located at 100 F Street, N.E. Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov. Unless specifically listed under “Incorporation by Reference” below, the information contained on the SEC web site is not intended to be incorporated by reference in this prospectus and you should not consider that information a part of this prospectus.

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. We will provide without charge to each person to whom a copy of this prospectus has been delivered, who makes a written or oral request, this information and any and all of the documents referred to herein, including the registration rights agreement and the indenture for the notes, which are summarized in this prospectus, by writing or calling us at the following address or telephone number.

Transcontinental Gas Pipe Line Corporation
Attention: General Counsel
2800 Post Oak Blvd.
Houston, Texas 77056
(713) 215-2000

In order to ensure timely delivery, you must request the information no later than five business days before the expiration of the exchange offer.

INCORPORATION BY REFERENCE

We incorporate by reference into this prospectus the following documents we have filed with the SEC, which means that we can disclose important information to you by referring you to those filings:

•	our Annual Report on Form 10-K for the year ended December 31, 2005;

•	our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2006 and the quarter ended June 30, 2006; and

•	our Current Reports on Form 8-K filed with the SEC on March 6, 2006, April 6, 2006, and April 11, 2006.

We also incorporate by reference each of the documents that we file with the SEC (excluding those filings made under Items 2.02 or 7.01 of Form 8-K and corresponding information furnished under Item 9.01 of Form 8-K or included as an exhibit) under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act on or after the date of this prospectus and prior to the completion of the exchange offer. Any statements made in such documents will automatically update and supersede the information contained in this prospectus, and any statements made in this prospectus update and supersede the information contained in past SEC filings incorporated by reference into this prospectus.

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to anticipated financial performance, management’s plans and objectives for future operations, business prospects, outcome of regulatory proceedings, market conditions, and other matters. Words such as “anticipates,” “believes,” “could,” “continues,” “estimates,” “expects,” “forecasts,” “intends,” “may,” “might,” “objective,” “planned,” “potential,” “projects,” “scheduled,” and “should” and other similar expressions identify those statements that are forward-looking. These statements are based on management’s beliefs and assumptions and on information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with such statements, factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement include, among others, the following:

•	future utilization of pipeline capacity, which can depend on energy prices, competition from other pipelines and alternative fuels, the general level of natural gas demand, decisions by customers not to renew expiring natural gas transportation contracts, adequate supplies of natural gas and weather conditions;

•	amounts and nature of capital expenditures, including the ability to raise capital and fund capital expenditures in a cost-effective manner;

•	changes in federal, state or local laws and regulations to which we are subject, including allowed rates of return and related regulatory matters, tax, environmental, employment, safety, and security laws and regulations;

•	the ability to control costs;

•	the ability to maintain existing markets;

•	the ability to obtain governmental and regulatory approval of various expansion projects;

•	the cost and effects of legal and administrative proceedings;

•	the effect of changes in accounting policies;

•	changes in general economic conditions in the United States;

•	global and domestic economic repercussions from terrorist activities and the government’s response to such terrorist activities;

•	the potential decline in credit quality of our shippers;

•	the ability to implement expansions; and

•	other factors, including the risks outlined under “Risk Factors.”

Other factors and assumptions not identified above may also have been involved in deriving these forward-looking statements, and the failure of those other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking statements.

iii

PROSPECTUS SUMMARY

The following summary contains basic information about us and this exchange offer, but does not contain all the information that may be important to you. For a more complete understanding of this exchange offer, we encourage you to read this entire prospectus and the documents incorporated by reference herein. You should carefully consider the information set forth under “Risk Factors.” In addition, certain statements are forward-looking statements, which involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.” References in this prospectus to “we,” “us,” “our,” and “Transco” refer to Transcontinental Gas Pipe Line Corporation, unless the context indicates otherwise.

TRANSCONTINENTAL GAS PIPE LINE CORPORATION

We are an interstate natural gas transmission company that owns and operates a natural gas pipeline system extending from Texas, Louisiana, Mississippi, and the Gulf of Mexico through the states of Alabama, Georgia, South Carolina, North Carolina, Virginia, Maryland, Pennsylvania, and New Jersey to the New York City metropolitan area. Our natural gas pipeline system serves customers in Texas and eleven southeast and Atlantic seaboard states, including major metropolitan areas in Georgia, North Carolina, Pennsylvania, New Jersey, and New York. Our major customers are public utilities and municipalities that provide service to residential, commercial, industrial, and electric generation end users. Shippers on our pipeline system include public utilities, municipalities, intrastate pipelines, direct industrial users, electrical generators, gas marketers, and producers. We also hold a minority interest in Cardinal Pipeline Company, LLC, an intrastate natural gas pipeline located in North Carolina. Our principal business is the interstate transportation of natural gas.

At June 30, 2006, our system had a mainline delivery capacity of approximately 4.7 MMdt of gas per day from production areas to our primary markets. Using our Leidy Line and market-area storage and transportation capacity, we can deliver an additional 3.5 MMdt of gas per day for a system-wide delivery capacity total of approximately 8.2 MMdt of gas per day. The system is comprised of approximately 10,500 miles of mainline and branch transmission pipelines, 44 compressor stations, five underground storage fields, and two liquefied natural gas (LNG) storage facilities. Compression facilities (at sea level rated capacity) total approximately 1.5 million horsepower.

In addition to our natural gas transmission assets we also have natural gas storage capacity in five underground storage fields located on or near our pipeline system and/or market areas. We operate three of these storage fields. We also have storage capacity in a LNG storage facility that we operate. The total usable gas storage capacity available to us and our customers in such underground storage fields and LNG storage facility and through storage service contracts is approximately 216 Bcf of gas. In addition, through wholly-owned subsidiaries we operate and own a 35 percent interest in Pine Needle LNG Company, LLC, a LNG storage facility with 4 Bcf of storage capacity. Storage capacity permits our customers to inject gas into storage during the summer and off-peak periods for delivery during peak winter demand periods.

The credit status of shippers on our system is reviewed by us regularly. If at any time a shipper fails to maintain an acceptable credit status, we have the right to require that the shipper provide a letter of credit or cash deposit in an amount up to three months of estimated billings, a guaranty of payment from a party that meets our acceptable credit status criteria or provide other security acceptable to us. We may release a shipper from the requirement to post such credit security if the shipper obtains an acceptable credit status.

The credit ratings on our senior unsecured long-term debt as of December 31, 2005 and June 30, 2006 are shown below.

	December 31,	June 30,
	2005	2006

Moody’s Investors Service	Ba2	Ba1
Standard and Poor’s	B+	BB-
Fitch Ratings	BB+	BBB-

As of June 30, 2006, Standard and Poor’s evaluation of our credit rating outlook was positive and the Moody’s Investors Service and Fitch Ratings evaluations of our credit rating outlook were stable.

We are a wholly-owned subsidiary of Williams Gas Pipeline Company, LLC (“WGP”), which is a wholly-owned subsidiary of The Williams Companies, Inc. (“Williams”). Williams is a natural gas company that has been active in constructing gas pipelines since 1916 and in operating interstate natural gas pipelines since 1983. We were incorporated in Delaware in 1948. Our principal executive offices are located at 2800 Post Oak Blvd., Houston, Texas 77056 and our telephone number is (713) 215-2000.

SUMMARY OF THE EXCHANGE OFFER

The following is a summary of the principal terms of the exchange offer. A more detailed description is contained in the section “The Exchange Offer.” The term “outstanding notes” refers to our outstanding 6.40% Senior Notes due 2016, which were issued on April 11, 2006. The term “exchange notes” refers to our 6.40% Senior Notes due 2016 offered by this prospectus, which have been registered under the Securities Act of 1933, as amended, or the Securities Act. The term “notes” refers to the outstanding notes and the exchange notes offered in the exchange offer, collectively. The term “indenture” refers to the indenture that governs both the outstanding notes and the exchange notes.

The Exchange Offer	We are offering to exchange $1,000 principal amount of exchange notes, which have been registered under the Securities Act, for each $1,000 principal amount of outstanding notes, subject to a minimum exchange of $2,000. As of the date of this prospectus, $200,000,000 aggregate principal amount of the outstanding notes is outstanding. We issued the outstanding notes in a private transaction for resale pursuant to Rule 144A of the Securities Act. The terms of the exchange notes are substantially identical to the terms of the outstanding notes, except that provisions relating to transfer restrictions, registration rights and rights to increased interest in addition to the stated interest rate on the outstanding notes (“Additional Interest”) will not apply to the exchange notes.

In order to exchange your outstanding notes for exchange notes, you must properly tender them at or before the expiration of the exchange offer.

Expiration Time	The exchange offer will expire at 5:00 p.m., New York City time, on , 2006, unless the exchange offer is extended, in which case the expiration time will be the latest date and time to which the exchange offer is extended. See “The Exchange Offer — Terms of the Exchange Offer; Expiration Time.”

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, see “Exchange Offer — Conditions to the Exchange Offer,” some of which we may waive in our sole discretion. The exchange offer is not conditioned upon any minimum principal amount of outstanding notes being tendered.

Procedures for Tendering Outstanding Notes	You may tender your outstanding notes through book-entry transfer in accordance with The Depository Trust Company’s Automated Tender Offer Program, known as ATOP. If you wish to accept the exchange offer, you must:

• complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, in accordance with the instructions contained in the letter of transmittal, and mail or otherwise deliver the letter of transmittal, together with your outstanding notes, to the exchange agent at the address set forth under “The Exchange Offer — The Exchange Agent;” or

• arrange for The Depository Trust Company to transmit to the exchange agent certain required information, including an agent’s message forming part of a book-entry transfer in which you agree to be bound by the terms of the letter of transmittal, and transfer the outstanding notes being tendered into the exchange agent’s account at The Depository Trust Company. You may tender your outstanding notes for exchange notes in whole or in part in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000.

See “The Exchange Offer — How to Tender Outstanding Notes for Exchange.”

Guaranteed Delivery Procedures	If you wish to tender your outstanding notes and time will not permit your required documents to reach the exchange agent by the expiration time, or the procedures for book-entry transfer cannot be completed by the expiration time, you may tender your outstanding notes according to the guaranteed delivery procedures described in “The Exchange Offer — Guaranteed Delivery Procedures.”

Special Procedures for Beneficial Owners	If you beneficially own outstanding notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct it to tender on your behalf. See “The Exchange Offer — How to Tender Outstanding Notes for Exchange.”

Withdrawal of Tenders	You may withdraw your tender of outstanding notes at any time at or prior to the expiration time by delivering a written notice of withdrawal to the exchange agent in conformity with the procedures discussed under “The Exchange Offer — Withdrawal Rights.”
Acceptance of Outstanding Notes and Delivery of Exchange Notes	Upon consummation of the exchange offer, we will accept any and all outstanding notes that are properly tendered in the exchange offer and not withdrawn at or prior to the expiration time. The exchange notes issued pursuant to the exchange offer will be delivered promptly after acceptance of the tendered outstanding notes. See “The Exchange Offer — Terms of the Exchange Offer; Expiration Time.”

Registration Rights Agreement	We are making the exchange offer pursuant to the registration rights agreement that we entered into in April 2006 with the initial purchasers of the outstanding notes.

Resales of Exchange Notes	We believe that the exchange notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

• you are not an “affiliate” of ours;

• the exchange notes you receive pursuant to the exchange offer are being acquired in the ordinary course of your business;

• you have no arrangement or understanding with any person to participate in the distribution of the exchange notes issued to you in the exchange offer;

• if you are not a broker-dealer, you are not engaged in, and do not intend to engage in, a distribution of the exchange notes issued in the exchange offer; and

• if you are a broker-dealer, you will receive the exchange notes for your own account, the outstanding notes were acquired by you as a result of market-making or other trading activities, and you will deliver a prospectus when you resell or transfer any exchange notes issued in the exchange offer. See “Plan of Distribution” for a description of the prospectus delivery obligations of broker-dealers in the exchange offer.

If you do not meet these requirements, your resale of the exchange notes must comply with the registration and prospectus delivery requirements of the Securities Act.

Our belief is based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties. The staff of the SEC has not considered this exchange offer in the context of a no-action letter, and we cannot assure you that the staff of the SEC would make a similar determination with respect to this exchange offer.

If our belief is not accurate and you transfer an exchange note without delivering a prospectus meeting the requirements of the federal securities laws or without an exemption from these laws, you may incur liability under the federal securities laws. We do not and will not assume, or indemnify you against, this liability.

See “The Exchange Offer — Consequences of Exchanging Outstanding Notes.”

Consequences of Failure to Exchange Your Outstanding Notes	If you do not exchange your outstanding notes in the exchange offer, your outstanding notes will continue to be subject to the restrictions on transfer provided in the outstanding notes and in the indenture. In general, the outstanding notes may not be offered or sold unless registered or sold in a transaction exempt from registration under the Securities Act and applicable state securities laws. If a substantial amount of the outstanding notes is exchanged for a like-amount of the exchange notes, the liquidity and the trading market for your untendered outstanding notes could be adversely affected.

See “The Exchange Offer — Consequences of Failure to Exchange Outstanding Notes.”

Exchange Agent	The exchange agent for the exchange offer is JPMorgan Chase Bank, N.A. For additional information, see “The Exchange Offer — Exchange Agent” and the accompanying letter of transmittal.

Certain Federal Income Tax Consequences	The exchange of your outstanding notes for exchange notes will not be a taxable exchange for United States federal income tax purposes. You should consult your own tax advisor as to the tax consequences to you of the exchange offer, as well as tax consequences of the ownership and disposition of the exchange notes. For additional information, see “Certain United States Federal Income Tax Considerations.”

SUMMARY OF THE TERMS OF THE EXCHANGE NOTES

The terms of the exchange notes are substantially the same as the outstanding notes, except that provisions relating to transfer restrictions, registration rights and Additional Interest will not apply to the exchange notes. The following is a summary of the principal terms of the exchange notes. A more detailed description is contained in the section “Description of Notes” in this prospectus.

Issuer	Transcontinental Gas Pipe Line Corporation.

Securities Offered	$200,000,000 aggregate principal amount of 6.40% Senior Notes due 2016. The exchange notes will not be listed on any securities exchange.

Maturity Date	April 15, 2016.

Interest Payment Dates	April 15 and October 15 of each year, commencing on October 15, 2006.

Interest	Interest will accrue on the exchange notes from April 11, 2006 at a rate of 6.40% per annum on the principal amount.

Mandatory Redemption	We will not be required to make mandatory redemption or sinking fund payments with respect to the exchange notes.

Optional Redemption	We may redeem some or all of the exchange notes at any time at the “make-whole” price, plus accrued and unpaid interest, if any, to the redemption date as described in “Description of Notes — Optional Redemption.”

Ranking	The exchange notes will be our unsecured and unsubordinated obligations and will rank equally with all of our other existing and future unsecured and unsubordinated indebtedness.

Certain Covenants	The indenture contains limitations on, among other things:

• the incurrence of liens on assets to secure certain debt;

• the entry into certain sale and lease-back transactions; and

• certain mergers or consolidations and transfers of assets.

These covenants are subject to exceptions. See “Description of Notes — Terms and Conditions of the Notes — Covenants.”

Denomination	The notes will be issued in denominations of $2,000 and in integral multiples of $1,000 in excess of $2,000.

Risk Factors	See “Risk Factors” for a discussion of certain risks you should carefully consider.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following table sets forth our selected historical financial data for each of the periods indicated. The selected financial data (excluding the operating data) as of December 31, 2005 and 2004 and for each of the years ended December 31, 2005, 2004, and 2003 have been derived from our audited consolidated financial statements that are incorporated by reference in this prospectus. See “Where You Can Find More Information.” The selected financial data (excluding the operating data) as of December 31, 2003, 2002, and 2001 and for each of the years ended December 31, 2002 and 2001 have been derived from our unaudited consolidated financial statements that are not included, or incorporated by reference, in this prospectus. The selected financial data (excluding the operating data) as of June 30, 2006 and for the six-month periods ended June 30, 2005 and 2006 have been derived from our unaudited condensed consolidated financial statements that are incorporated by reference in this prospectus. The selected consolidated financial data should be read in conjunction with such financial statements, the notes thereto, and the related management’s narrative analysis of the results of operations. Our unaudited condensed financial statements have been prepared on the same basis as our audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of our financial condition, results of operations and cash flows for such periods. Operating results for the six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

	Six Months Ended June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
		(Restated)(1)		(Restated)(1)	(Restated)(1)	(Restated)(1)	(Restated)(1)
	(Dollars in thousands, except operating data)

Income Statement Data:
Operating Revenues:
Natural gas sales	$67,883	$161,164	$288,294	$403,181	$471,636	$380,721	$665,011
Natural gas transportation	382,802	383,999	767,919	784,605	797,001	744,390	664,806
Natural gas storage	60,016	61,135	122,117	122,951	124,363	135,682	141,219
Other	9,702	6,449	8,083	9,079	20,368	15,489	9,972

Total operating revenues	520,403	612,747	1,186,413	1,319,816	1,413,368	1,276,282	1,481,008

Operating Costs and Expenses:
Cost of natural gas sales	67,881	161,118	288,256	401,632	471,636	380,721	665,011
Cost of natural gas transportation	6,574	8,225	(5,815)	20,883	39,171	36,430	29,940
Operation and maintenance	105,831	96,012	200,030	191,200	185,575	182,834	195,075
Administrative and general	67,917	48,504	120,471	118,719	108,742	138,515	117,111
Depreciation and amortization	102,587	98,534	195,744	196,021	205,962	186,287	174,080
Taxes, other than income taxes	26,672	23,580	43,669	42,077	41,282	33,819	39,263
Other (income) expense, net	(4,813)	624	1,973	3,182	(7,756)	20,593	30,709

Total operating costs and expenses	372,649	436,597	844,328	973,714	1,044,612	979,199	1,251,189

Operating Income	147,754	176,150	342,085	346,102	368,756	297,083	229,819

Other (Income) and Other Deductions:
Interest expense, affiliates	519	—	—	—	35	175	313
Interest expense, other	37,495	39,792	79,661	88,742	88,784	92,107	88,431
Interest income, affiliates	(6,557)	(5,156)	(10,172)	(12,555)	(5,173)	(13,287)	(17,537)
Interest income, other	(341)	(346)	(851)	(1,192)	(5)	(1,543)	(5)
Allowance for equity and borrowed funds used during construction (AFUDC)	(5,369)	(3,935)	(9,270)	(8,327)	(13,035)	(30,571)	(28,963)

	Six Months Ended June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
		(Restated)(1)		(Restated)(1)	(Restated)(1)	(Restated)(1)	(Restated)(1)
	(Dollars in thousands, except operating data)

Equity in earnings of unconsolidated affiliates	(3,746)	(3,450)	(7,185)	(7,073)	(7,503)	(7,799)	(8,447)
Impairment of investment in unconsolidated affiliate	—	—	—	—	—	12,275	—
Miscellaneous other (income) deductions, net	(2,773)	(2,325)	(5,352)	(4,868)	(6,776)	(24,953)	(13,041)

Total other (income) and other deductions	19,228	24,580	46,831	54,727	56,327	26,404	20,751

Income before Income Taxes	128,526	151,570	295,254	291,375	312,429	270,679	209,068
Provision for Income Taxes	48,689	57,141	109,939	111,921	118,891	109,940	80,072

Net Income	$79,837	$94,429	$185,315	$179,454	$193,538	$160,739	$128,996

Cash Flow and Other Financial Data:
Net Cash Provided by Operating Activities	$149,679	$181,718	$388,743	$459,761	$354,667	$372,303	$168,083
Capital Expenditures	166,456	98,207	244,865	153,590	194,291	465,728	382,346
Ratio of Earnings to Fixed Charges(2)	4.34	4.78	4.67	4.27	4.33	3.71	3.20
Operating Data:
Transportation Volumes (trillion British Thermal Units)	929.8	965.6	1,885.8	1,916.4	1,869.9	1,780.3	1,613.0

	As of June 30,	As of December 31,
	2006	2005	2004	2003	2002	2001
			(Restated)(1)	(Restated)(1)	(Restated)(1)	(Restated)(1)
	(Dollars in thousands)

Balance Sheet Data:
Net property, plant and equipment	$4,412,528	$4,358,005	$4,267,507	$4,311,543	$4,324,618	$4,034,288
Total assets	5,214,013	5,014,350	5,103,106	4,965,731	4,988,995	4,976,046
Long-term debt, including current maturities	1,201,031	1,000,623	1,199,849	1,123,958	1,123,136	1,081,050
Total common stockholder’s equity	2,554,743	2,554,622	2,493,795	2,439,117	2,482,683	2,530,412

(1)	On February 28, 2006, we concluded that our consolidated financial statements for each of the years ending December 31, 2003 and 2004 should be restated to correct an error related to the methodology used to calculate the average cost of our natural gas inventory. We believe that the impact of the adjustment is not material to any of the previously issued consolidated financial statements. However, the cumulative adjustment required to correct the error was significant to the Consolidated Statement of Income for the year ended December 31, 2005. The consolidated financial statements for the years ending December 31, 2001 through 2004 were also restated to record the effects of certain other prior adjustments.

(2)	For purposes of computing the ratio of earnings to fixed charges, earnings are divided by fixed charges. “Earnings” represent the aggregate of (a) our pre-tax income, adjusted for distributed income of equity investees, and (b) fixed charges, net of interest capitalized. “Fixed charges” represent interest (whether expensed or capitalized), the amortization of total debt premium, discount and expense and that portion of rentals considered to be representative of the interest factor.

RISK FACTORS

The exchange notes involve substantial risks similar to those associated with the outstanding notes. To understand these risks you should carefully consider the risk factors set forth below, together with all of the other information included or incorporated by reference in this prospectus.

Risks Relating to the Exchange

We cannot assure you that an active trading market for the exchange notes will exist if you desire to sell the exchange notes.

There is no existing public market for the outstanding notes or the exchange notes. The liquidity of any trading market in the exchange notes, and the market prices quoted for the exchange notes, may be adversely affected by changes in the overall market for these types of securities, and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, we cannot assure you that you will be able to sell the exchange notes or that, if you can sell your exchange notes, you will be able to sell them at an acceptable price.

You may have difficulty selling any outstanding notes that you do not exchange.

If you do not exchange your outstanding notes for exchange notes in the exchange offer, you will continue to hold outstanding notes subject to restrictions on their transfer. Those transfer restrictions are described in the indenture governing the outstanding notes and in the legend contained on the outstanding notes, and arose because we originally issued the outstanding notes under an exemption from the registration requirements of the Securities Act.

In general, you may offer or sell your outstanding notes only if they are registered under the Securities Act and applicable state securities laws, or if they are offered and sold under an exemption from those requirements. We do not currently intend to register the outstanding notes under the Securities Act or any state securities laws. If a substantial amount of the outstanding notes is exchanged for a like-amount of the exchange notes issued in the exchange offer, the liquidity of your outstanding notes could be adversely affected. See “The Exchange Offer — Consequences of Failure to Exchange Outstanding Notes” for a discussion of additional consequences of failing to exchange your outstanding notes.

Risks Relating to the Notes

We may not be able to service our debt.

Our ability to pay or to refinance our indebtedness, including the notes, will depend upon our future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business, and other factors beyond our control.

We anticipate that our operating cash flow, together with funds we anticipate being available to us under Williams’ credit facility (described below) and through other sources, including advances from Williams and further issuances, if needed, in the capital markets, will be sufficient to meet anticipated future operating expenses, to fund capital expenditures and to service our debt as it becomes due. However, we cannot assure you that our business will generate sufficient cash flow from operations, or that we will be able to borrow additional funds or raise funds in the capital markets in amounts sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. Williams, we, and certain of Williams’ other subsidiaries are parties to a credit facility. Our ability to borrow under that facility depends not only on our financial performance, but also on the ability of those other parties to comply with their obligations under the facility. The amount of funds available to us under that facility could be diminished at any time at which other borrowers under the facility are borrowing under it or if the commitments under it are reduced.

Risks Related to Our Industry and Business

Decreases in the volume of natural gas contracted or transported through our pipeline system for any of the reasons described below will adversely affect our business.

Expiration of firm transportation agreements.  A substantial portion of our operating revenues are generated through firm transportation agreements that expire periodically and must be renegotiated and extended or replaced. We cannot give any assurance as to whether any of these agreements will be extended or replaced or that the terms of any renegotiated agreements will be as favorable to us as the existing agreements. Upon the expiration of these agreements, should customers turn back or substantially reduce their commitments, we could experience a significant decline in our revenues.

Decreases in natural gas production.  The development of additional natural gas reserves requires significant capital expenditures by others for exploration and development drilling and the installation of production, gathering, storage, transportation, and other facilities that permit natural gas to be produced and delivered to our pipeline systems. Low prices for natural gas, regulatory limitations, or the lack of available capital for these projects could adversely affect the development of additional reserves and production, gathering, storage and pipeline transmission, and the import and export of natural gas supplies. Further, additional natural gas reserves might not be developed in commercial quantities and in sufficient amounts to fill the capacities of our gathering and transmission pipeline facilities. Additionally, in some cases, new liquefied natural gas (LNG) import facilities built near our markets could result in less demand for our gathering and transmission facilities.

Decreases in demand for natural gas.  Demand depends on the ability and willingness of shippers with access to our facilities to satisfy their demand by deliveries through our system. Any decrease in this demand could adversely affect our business. Demand for natural gas is also dependent upon the impact of weather, future industrial and economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation, or technological advances in fuel economy and energy generation devices, all of which are matters beyond our control.

Competitive pressures.  Although most of our pipeline system’s current capacity is contracted under firm transportation service agreements, the Federal Energy Regulatory Commission, or the FERC, has taken certain actions to strengthen market forces in the natural gas pipeline industry that have led to increased competition throughout the industry. In a number of key markets, interstate pipelines are now facing competitive pressure from other major pipeline systems, enabling local distribution companies and end-users to choose a transmission provider based on considerations other than location. Other entities could construct new pipelines or expand existing pipelines that could potentially serve the same markets as our pipeline system. Any such new pipelines could offer transportation services that are more desirable to shippers because of locations, facilities, or other factors. These new pipelines could charge rates or provide service to locations that would result in greater net profit for shippers and producers and thereby force us to lower the rates charged for service on our pipeline in order to extend our existing transportation service agreements or to attract new customers. We are aware of proposals by competitors to expand pipeline capacity in certain markets that we also serve. There can be no assurance that any such proposed project might not proceed and increase the competitive pressures upon us.

Our gathering and transporting activities involve numerous risks that might result in accidents and other operating risks and costs.

Our operations are subject to all the risks and hazards typically associated with the transportation of natural gas. These operating risks include, but are not limited to:

•	blowouts, cratering, and explosions;

•	uncontrollable flows of natural gas;

•	fires;

•	pollution and other environmental risks;

•	natural disasters; and

•	terrorist attacks or threatened attacks on our facilities or those of other energy companies.

In addition, there are inherent in our gas gathering and transporting properties a variety of hazards and operating risks, such as leaks, explosions, and mechanical problems that could cause substantial financial losses. In addition, these risks could result in loss of human life, significant damage to property, environmental pollution, impairment of our operations, and substantial losses to us. In accordance with customary industry practice, we maintain insurance against some, but not all, of these risks and losses. The location of pipelines near populated areas, including residential areas, commercial business centers, and industrial sites, could increase the level of damages resulting from these risks. Certain segments of our pipelines run through such areas. In spite of our precautions, an event such as those described above could occur, and not only could cause considerable harm to people or property, but could have a material adverse effect on our financial position and results of operations, particularly if the event is not fully covered by insurance. Accidents or other operating risks could further result in loss of service available to our customers. Such circumstances could adversely impact our ability to meet contractual obligations and retain customers.

Costs of environmental liabilities and complying with existing and future environmental regulations could exceed our current expectations.

Our operations are subject to extensive environmental regulation pursuant to a variety of federal, state, and municipal laws and regulations. Such laws and regulations impose, among other things, restrictions, liabilities, and obligations in connection with the generation, handling, use, storage, transportation, treatment, and disposal of hazardous substances and wastes, in connection with spills, releases, and emissions of various substances into the environment, and in connection with the operation, maintenance, abandonment, and reclamation of our facilities.

Compliance with environmental laws will require significant expenditures including for clean up costs and damages arising out of contaminated properties. The possible failure to comply with environmental laws and regulations might result in the imposition of fines and penalties. We are generally responsible for all liabilities associated with the environmental condition of our facilities and assets, whether acquired or developed, regardless of when the liabilities arose and whether they are known or unknown. In connection with certain acquisitions and divestitures, we could acquire, or be required to provide indemnification against, environmental liabilities that could expose us to material losses, which may not be covered by insurance. In addition, the steps we could be required to take to bring certain facilities into compliance could be prohibitively expensive, and we might be required to shut down, divest or alter the operation of those facilities, which might cause us to incur losses. Although we do not expect that the costs of complying with current environmental laws will have a material adverse effect on our financial condition or results of operations, no assurance can be given that the costs of complying with environmental laws in the future will not have such an effect.

We make assumptions and develop expectations about possible expenditures related to environmental conditions based on current laws and regulations and current interpretations of those laws and regulations. If the interpretation of laws or regulations, or the laws and regulations themselves, change, our assumptions may change. Our regulatory rate structure and our contracts with customers might not necessarily allow us to recover capital costs we incur to comply with the new environmental regulations. Also, we might not be able to obtain or maintain from time to time all required environmental regulatory approvals for certain development projects. If there is a delay in obtaining any required environmental regulatory approvals or if we fail to obtain and comply with the conditions of such approvals, the operation of our facilities could be prevented or become subject to additional costs, resulting in potentially material adverse consequences to our operations.

Risks Related to Strategy and Financing

Our debt agreements impose restrictions on us that may adversely affect our ability to operate our business.

Certain of our debt agreements contain covenants that restrict or limit, among other things, our ability to create liens, sell assets, make certain distributions, and incur additional debt. In addition, our debt agreements contain, and those we enter into in the future may contain, financial covenants and other limitations with which we will need to comply. Our ability to comply with these covenants may be affected by many events beyond our control, and we cannot assure you that our future operating results will be sufficient to comply with the covenants or, in the event of a default under any of our debt agreements, to remedy that default.

Our failure to comply with the covenants in our debt agreements and other related transaction documents could result in events of default. Upon the occurrence of any such event of default, the lenders could elect to declare all amounts outstanding under a particular agreement or facility to be immediately due and payable and terminate all commitments, if any, to extend further credit. An event of default or an acceleration under one debt agreement could cause a cross-default or cross-acceleration of another debt agreement. Such a default or acceleration could have a wider impact on our liquidity than might otherwise arise from a default or acceleration of a single debt instrument. If an event of default occurs, or if other debt agreements cross-default, and the lenders under the affected debt agreements accelerate the maturity of any loans or other debt outstanding to us, we may not have sufficient liquidity to repay amounts outstanding under such debt agreements.

Our lack of investment grade credit ratings from all credit rating agencies increases our costs of doing business in many ways and increases our risks from market disruptions and credit downgrades.

Because we do not have an investment grade credit rating from all credit rating agencies, our transactions require greater credit assurances to satisfy credit support requirements. In addition, we are more vulnerable to the impact of market disruptions or a downgrade of our credit ratings that might further increase our cost of borrowing or further impair our ability to access one or any of the capital markets. Such disruptions could include:

•	further economic downturns;

•	deteriorating capital market conditions generally;

•	declining market prices for electricity and natural gas; and

•	the overall health of the energy industry, including the bankruptcy or insolvency of other energy companies.

Williams can exercise substantial control over our dividend policy and our business and operations and may do so in a manner that is adverse to our and/or your interests.

We are an indirect wholly-owned subsidiary of Williams. Our board of directors, which is elected by WGP, which in turn is controlled by Williams, exercises substantial control over our business and operations and makes determinations with respect to, among other things, the following:

•	payment of dividends and repayment of advances;

•	decisions on financings and our capital raising activities;

•	mergers or other business combinations; and

•	acquisition or disposition of assets.

Our board of directors could decide to increase dividends or advances to our parent entities. This could adversely affect our liquidity. Moreover, various Williams credit facilities include covenants prohibiting restrictions on the ability of Williams entities, including us, to make advances to Williams and its other subsidiaries, which could make the terms on which we may be able to secure additional future financing less favorable.

The financial condition and liquidity of Williams affects our access to capital, our credit standing, and our financial condition.

Substantially all of Williams’ operations are conducted through its subsidiaries. Williams’ cash flows are substantially derived from loans and dividends paid to it by its subsidiaries, including WGP, our parent company under which Williams’ interstate natural gas pipelines and gas pipeline joint venture investments are grouped. Williams’ cash flows are typically utilized to service debt and pay dividends on the common stock of Williams, with the balance, if any, reinvested in its subsidiaries as contributions to capital.

Our credit ratings and credit availability are impacted by Williams’ credit standing. If Williams were to experience a deterioration in its credit standing or liquidity difficulties, our access to credit and our credit ratings could be adversely affected.

Despite Williams’ restructuring efforts, we may not attain investment grade ratings from all credit rating agencies.

Credit rating agencies perform independent analysis when assigning credit ratings. Given the significant changes in capital markets and the energy industry over the last few years, credit rating agencies continue to review the criteria for attaining investment grade ratings and make changes to those criteria from time to time. Our goal is to attain investment grade ratios. However, there is no guarantee that the credit rating agencies will assign us investment grade ratings even if we or Williams meet or exceed their criteria for investment grade ratios.

We are exposed to the credit risk of our customers in the ordinary course of our business.

We are exposed to the credit risk of our customers in the ordinary course of our business. Generally our customers are rated investment grade or are required to make pre-payments or provide security to satisfy credit concerns. However, we cannot predict at this time to what extent our business would be impacted by deteriorating conditions in the energy sector, including declines in our customers’ creditworthiness.

Risks Related to Regulations that Affect our Industry

Our gas sales, transmission and storage operations are subject to government regulations and rate proceedings that could have an adverse impact on the profitability of these operations.

Our interstate gas sales, transmission, and storage operations are subject to the FERC’s rules and regulations in accordance with the Natural Gas Act of 1938 and the Natural Gas Policy Act of 1978. The FERC’s regulatory authority extends to:

•	transportation and sale for resale of natural gas in interstate commerce;

•	rates and charges;

•	construction;

•	acquisition, extension, or abandonment of services or facilities;

•	accounts and records;

•	depreciation and amortization policies; and

•	operating terms and conditions of service.

Regulatory actions in these areas can affect our business in many ways, including decreasing tariff rates and revenues, decreasing volumes in our pipelines, increasing our costs and otherwise altering the profitability of our business.

The FERC’s Order No. 2004 contains standards of conduct for transmission providers when dealing with “energy affiliates” as defined by the rule. The standards of conduct are intended to prevent transmission providers from preferentially benefiting their energy affiliates by requiring the employees of a transmission provider to function independently from employees of energy affiliates and by restricting the information that transmission providers may provide to energy affiliates. The inefficiencies created by the restrictions on the sharing of employees and information may increase our costs, and the restrictions on the sharing of information may have an adverse impact on our senior management’s ability to effectively obtain important information about our business. Violators of the rules are subject to potentially substantial civil penalty assessments.

Unlike other pipelines that own facilities in the offshore Gulf of Mexico, we charge our transportation customers a separate fee to access our offshore facilities. The separate charge that we assess, which we refer to as an “IT feeder” charge, is charged only when the facilities are used and typically is paid by producers or marketers. This means that we recover the costs included in the IT feeder charge only if our facilities are used, and because the IT feeder charge is typically paid by producers and marketers it generally results in netback prices, that is the gross selling price less transportation costs, to producers that are slightly lower than the netbacks realized by producers transporting on other interstate pipelines. In the long term, this rate design disparity could result in producers bypassing our offshore facilities in favor of alternative transportation facilities. We have asked the FERC to allow us to eliminate the IT feeder charge and to charge for transportation on our offshore facilities in the same manner as the other pipelines. Our requests have been denied.

The outcome of future rate cases to set the rates we can charge customers on our pipeline system might result in rates that lower our return on the capital that we have invested in our pipeline system.

We anticipate that we will file a rate case with the FERC in August 2006 to request changes to the rates we charge. The new rates are expected to become effective during the first quarter of 2007, subject to refund if the final rates approved by the FERC are lower than the rates proposed in the rate case. The outcome of this rate case is uncertain. There is a risk that rates set by the FERC will lower our return on the capital that we have invested in our assets. There is also the risk that higher rates will cause us to discount our services or result in our customers seeking alternative ways to transport their natural gas.

Legal and regulatory proceedings and investigations relating to the energy industry and capital markets have adversely affected our business and may continue to do so.

Public and regulatory scrutiny of the energy industry and of the capital markets has resulted in increased regulation being either proposed or implemented. Such scrutiny has also resulted in various inquiries, investigations, and court proceedings in which we are a named defendant. Such inquiries, investigations and court proceedings are ongoing and continue to adversely affect our business as a whole. We might see these adverse effects continue as a result of the uncertainty of these ongoing inquiries and proceedings, or additional inquiries and proceedings by federal or state regulatory agencies or private plaintiffs. In addition, we cannot predict the outcome of any of these inquiries or whether these inquiries will lead to additional legal proceedings against us, civil or criminal fines or penalties, or other regulatory action, including legislation, which might be materially adverse to the operation of our business and our revenues and net income or increase our operating costs in other ways. Current legal proceedings and other matters against us, including environmental matters, disputes over gas measurement and royalty payments, suits, regulatory appeals, and similar matters, might result in adverse decisions against us. The result of such adverse decisions, either individually or in the aggregate, could be material and may not be covered fully or at all by insurance.

Risks Related to Accounting Standards

Potential changes in accounting standards might cause us to revise our financial results and disclosure in the future, which may change the way analysts measure our business or financial performance.

Accounting irregularities discovered in the past few years in various industries have forced regulators and legislators to take a renewed look at accounting practices, financial disclosures, companies’ relationships with their independent auditors, and retirement plan practices. Because it is still unclear what laws or regulations will ultimately develop, we cannot predict the ultimate impact of any future changes in accounting regulations or practices in general with respect to public companies or the energy industry or in our operations specifically. In addition, the Financial Accounting Standards Board, or FASB, the FERC, or the SEC could enact new or revised accounting standards or FERC orders that might impact how we are required to record revenues, expenses, assets, and liabilities.

Risks Related to Employees and Outsourcing of Non-Core Support Activities

Institutional knowledge residing with current employees or former Williams employees now employed by Williams’ outsourcing service providers might not be adequately preserved.

In our business, institutional knowledge resides with employees who have many years of service. As these employees reach retirement age, we may not be able to replace them with employees of comparable knowledge and experience. Other qualified individuals could leave us or refuse our offers of employment if our recruiting and retention efforts are unsuccessful. Our efforts at knowledge transfer could be inadequate.

Due to the large number of former Williams employees who were migrated to an outsourcing provider in 2004, access to significant amounts of internal historical knowledge and expertise could become unavailable to us, particularly if knowledge transfer initiatives are delayed or ineffective.

Failure of the outsourcing relationship might negatively impact our ability to conduct our business.

Some studies indicate a high failure rate of outsourcing relationships. Although Williams has taken steps to build a cooperative and mutually beneficial relationship with its outsourcing providers, a failure of all or part of these relationships could lead to loss of institutional knowledge and interruption of services necessary for us to be able to conduct our business.

Williams’ ability to receive services from outsourcing provider locations outside of the United States might be impacted by cultural differences, political instability, or unanticipated regulatory requirements in jurisdictions outside the United States.

Certain accounting, information technology application development, human resources, and help desk services that are currently provided by Williams’ outsourcing provider were relocated to service centers outside of the United States during 2005. The economic and political conditions in certain countries from which Williams’ outsourcing providers may provide services to us present similar risks of business operations located outside of the United States, including risks of interruption of business, war, expropriation, nationalization, renegotiation, trade sanctions, or nullification of existing contracts and changes in law or tax policy that are greater than in the United States.

Risks Related to Weather and Other Natural Phenomena

Our assets and operations can be affected by weather and other natural phenomena.

Our assets and operations, especially those located offshore, can be adversely affected by hurricanes, earthquakes, tornadoes, and other natural phenomena and weather conditions, including extreme temperatures, making it more difficult for us to realize the historic rates of return associated with these assets and operations.

Our current pipeline infrastructure is aging and may adversely affect our ability to conduct our business.

Some portions of our pipeline infrastructure are 50 years in age which may impact our ability to provide reliable service. Any negative impact in our ability to provide reliable service could potentially negatively impact our revenues. Additionally, the current age and condition of our pipeline infrastructure may result in significant increases in the level of expenditures needed to maintain our equipment and facilities.

Our current information technology infrastructure is aging and may adversely affect our ability to conduct our business.

Limited capital spending for information technology infrastructure during 2001-2003 resulted in an aging server environment that may not be adequate for our current business needs. While efforts are ongoing to update the environment, the current age and condition of our equipment could result in loss of internal and external communications, loss of data, inability to access data when needed, excessive software downtime (including downtime for critical software applications), and other disruptions that could have a material adverse impact on our business.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and our consolidated capitalization as of June 30, 2006. This table should be read in conjunction with “Selected Historical Financial and Operating Data” included in this prospectus and our unaudited condensed consolidated financial statements that are incorporated by reference in this prospectus. See “Incorporation by Reference.”

As of
June 30, 2006
(dollars in thousands)

Cash and cash equivalents	$186

Long-term debt due within one year	—
Long-term debt, less amounts due within one year:
6.25% Notes due 2008	100,000
Floating rate notes due 2008	75,000
7.0% Notes due 2011	300,000
8.875% Notes due 2012	325,000
6.40% Senior Notes due 2016	200,000
7.08% Debentures due 2026	7,500
7.25% Debentures due 2026	200,000
Unamortized debt premium and discount	(6,469)

Total long-term debt	1,201,031

Common stockholder’s equity:
Common stock	—
Premium on capital stock and other paid-in capital	1,652,430
Retained earnings	902,437
Accumulated other comprehensive loss	(124)

Total common stockholder’s equity	2,554,743

Total capitalization (1)	$3,755,774

(1)	Total capitalization is calculated as total long-term debt plus total common stockholder’s equity.

MANAGEMENT

Directors and Executive Officers

The following is a list of our directors and executive officers, their ages, and their positions as of June 30, 2006.

Name	Age	Title

Steven J. Malcolm	57	Chairman of the Board
Phillip D. Wright	50	Director and Senior Vice President
Frank J. Ferazzi	49	Director and Vice President, Commercial Operations
Randall Lee Barnard	48	Vice President, Operations
Allison G. Bridges	47	Vice President, Commercial Operations
Randall R. Conklin	50	Vice President, General Counsel and Assistant Secretary
Richard D. Rodekohr	48	Vice President and Treasurer
Nancy W. Schultz	50	Vice President, Technical Services
Jeffrey P. Heinrichs	56	Controller
Brian K. Shore	42	Secretary

Steven J. Malcolm has served as a Director and Chairman of the Board of our company since May 2002. He has been a director of Williams since 2001, and was elected Chief Executive Officer of Williams in January 2002 and Chairman of the Board in May 2002. He was elected President and Chief Operating Officer of Williams in September 2001. Prior to that, he was an Executive Vice President of Williams since May 2001, President and Chief Executive Officer of Williams Energy Services, LLC, a subsidiary of Williams, since December 1998 and the Senior Vice President and General Manager of Williams Field Services Company, another subsidiary of Williams, since November 1994. Mr. Malcolm also serves on the boards of BOK Financial Corporation and Bank of Oklahoma N.A.

Phillip D. Wright has served as a Director and as Senior Vice President of our company since January 2005. He was elected Senior Vice President, Gas Pipeline of Williams in January 2005. From October 2002 to January 2005, Mr. Wright served as Chief Restructuring Officer for Williams. From September 2001 to October 2002, Mr. Wright served as President and Chief Executive Officer of Williams Energy Services, LLC. From 1996 to September 2001, he was Senior Vice President, Enterprise Development and Planning for Williams’ energy services group. Mr. Wright has held various positions with Williams since 1989.

Frank J. Ferazzi has served as a Director of our company since December 2002 and as Vice President, Commercial Operations of our company since April 2002. From 1995 until 2002 he served as our Vice President, Customer Service. He is also the Commercial Officer in charge of the development and implementation of WGP’s 1Line Service Delivery System and is the Management Representative for Williams’ investment in the Gulfstream Natural Gas System, a Williams joint venture with Duke Energy Gas Transmission Corporation.

Randall Lee Barnard has served as Vice President, Operations of our company since April 2002. From September 2000 until April 2002 he served as President of Williams International, and he also served as Vice President of Williams Energy Services, LLC. From 1997 to 2000 he was the Country Manager and General Manager of Williams’ operations in Venezuela. He has been involved in Williams’ international business development since 1994.

Allison G. Bridges has served as Vice President, Commercial Operations of our company since October 2002. Before being named to her current position, she was Vice President, Service Delivery, Gas Management and Control for WGP. She joined our company in 1981.

Randall R. Conklin has served as Vice President, General Counsel and Assistant Secretary of our company since April 2002. From 1992 to 2002 he served as our Vice President and General Counsel. He began his career in 1981 as an attorney with Transco Energy Company, a subsidiary of Williams since 1995.

Richard D. Rodekohr has served as Vice President, Finance and Accounting and Treasurer of our company since November 2002. Prior to joining WGP he was Vice President of Investor Relations for Williams since 1998, having joined Williams in 1995 through the acquisition by Williams of Transco Energy Company, where he was Director of Corporate Planning.

Nancy W. Schultz has served as a Vice President, Technical Services of our company since 2003. During 2002 she served as Vice President of Operations and Engineering Services of our company, and from 2001 to 2002 she served as Senior Vice President and General Manager, Technical Functions for the Gulfstream Natural Gas System. From 1996 to 2000 she served as Director, Engineering and Project Management for WGP. In 1982 she joined our company as an engineer.

Jeffrey P. Heinrichs has served as Controller of our company since November 2002, at which time he was also elected Controller of WGP. He was previously Director of Shared Services for WGP, with responsibilities for accounts payable, property accounting and treasury services. He has served in various financial and accounting positions since joining our company in 1976.

Brian K. Shore is a Senior Counsel in the Williams legal department and has served as the Secretary of our company since November 2002. Prior to election as Corporate Secretary, he represented Williams’ corporate services group. Over the past 14 years, he has also represented Williams Midstream Gas & Liquids, Williams Exploration & Production, and Williams Telecommunications, Inc., a former affiliate of Williams.

Director and Executive Officer Compensation

Each of the directors and executive officers listed above is currently an officer of WGP or an affiliate of WGP, other than us, and receives compensation from WGP or the affiliate. We do not pay any cash or non-cash compensation to our directors and executive officers and no such compensation is currently proposed to be paid to any of the directors or executive officers listed above.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

This exchange offer is being made pursuant to the registration rights agreement we entered into with the initial purchasers of the outstanding notes on April 11, 2006. The summary of the registration rights agreement contained herein does not purport to be complete and is qualified in its entirety by reference to the registration rights agreement. A copy of the registration rights agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.

Terms of the Exchange Offer; Expiration Time

This prospectus and the accompanying letter of transmittal together constitute the exchange offer. Subject to the terms and conditions in this prospectus and the letter of transmittal, we will accept for exchange outstanding notes that are validly tendered at or before the expiration time and are not validly withdrawn as permitted below. The expiration time for the exchange offer is 5:00 p.m., New York City time, on          , 2006, or such later date and time to which we, in our sole discretion, extend the exchange offer.

We expressly reserve the right, in our sole discretion:

•	to extend the expiration time;

•	if any of the conditions set forth below under “— Conditions to the Exchange Offer” has not been satisfied, to terminate the exchange offer and not accept any outstanding notes for exchange; and

•	to amend the exchange offer in any manner.

We will give oral or written notice of any extension, delay, non-acceptance, termination or amendment as promptly as practicable by a public announcement, and in the case of an extension, no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration time.

During an extension, all outstanding notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us, upon expiration of the exchange offer, unless validly withdrawn.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

How to Tender Outstanding Notes for Exchange

Only a record holder of outstanding notes may tender in the exchange offer. When the holder of outstanding notes tenders and we accept outstanding notes for exchange, a binding agreement between us and the tendering holder is created, subject to the terms and conditions in this prospectus and the accompanying letter of transmittal. Except as set forth below, a holder of outstanding notes who desires to tender outstanding notes for exchange must, at or prior to the expiration time:

•	transmit a properly completed and duly executed letter of transmittal, the outstanding notes being tendered and all other documents required by such letter of transmittal, to JPMorgan Chase Bank, N.A., the exchange agent, at the address set forth below under the heading “— The Exchange Agent”; or

•	if outstanding notes are tendered pursuant to the book-entry procedures set forth below, an agent’s message must be transmitted by The Depository Trust Company, or DTC, to the exchange agent at the address set forth below under the heading “— The Exchange Agent,” and the exchange agent must receive, at or prior to the expiration time, a confirmation of the book-entry transfer of the outstanding notes being tendered into the exchange agent’s account at DTC, along with the agent’s message; or

•	if time will not permit the required documentation to reach the exchange agent before the expiration time, or the procedures for book-entry transfer cannot be completed by the expiration time, the holder may effect a tender by complying with the guaranteed delivery procedures described below.

The term “agent’s message” means a message that:

•	is transmitted by DTC;

•	is received by the exchange agent and forms a part of a book-entry transfer;

•	states that DTC has received an express acknowledgement that the tendering holder has received and agrees to be bound by, and makes each of the representations and warranties contained in, the letter of transmittal; and

•	states that we may enforce the letter of transmittal against such holder.

The method of delivery of the outstanding notes, the letter of transmittal or agent’s message and all other required documents to the exchange agent is at the election and sole risk of the holder. If such delivery is by mail, we recommend registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. No letters of transmittal or outstanding notes should be sent directly to us.

Signatures on a letter of transmittal must be guaranteed unless the outstanding notes surrendered for exchange are tendered:

•	by a holder of outstanding notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of a recognized member in good standing of a Medallion Signature Guarantee Program recognized by the exchange agent, such as a firm which is a member of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or certain other eligible institutions, each of the foregoing being referred to herein as an “eligible institution.”

If signatures on a letter of transmittal or notice of withdrawal are required to be guaranteed, the guarantor must be an eligible institution. If outstanding notes are registered in the name of a person other than the person who signed the letter of transmittal, the outstanding notes tendered for exchange must be endorsed by, or accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the registered holder’s signature guaranteed by an eligible institution.

We will determine in our sole discretion all questions as to the validity, form, eligibility (including time of receipt) and acceptance of outstanding notes tendered for exchange and all other required documents. We reserve the absolute right to:

•	reject any and all tenders of any outstanding note not validly tendered;

•	refuse to accept any outstanding note if, in our judgment or the judgment of our counsel, acceptance of the outstanding note may be deemed unlawful;

•	waive any defects or irregularities or conditions of the exchange offer, either before or after the expiration time; and

•	determine the eligibility of any holder who seeks to tender outstanding notes in the exchange offer.

Our determinations, either before or after the expiration time, under, and of the terms and conditions of, the exchange offer, including the letter of transmittal and the instructions to it, or as to any questions with respect to the tender of any outstanding notes, will be final and binding on all parties. To the extent we waive any conditions to the exchange offer, we will waive such conditions as to all outstanding notes. Holders must cure any defects and irregularities in connection with tenders of outstanding notes for exchange within such reasonable period of time as we will determine, unless we waive such defects or irregularities. Neither we, the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor will any of us incur any liability for failure to give such notification.

If you beneficially own outstanding notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct it to tender on your behalf.

WE MAKE NO RECOMMENDATION TO THE HOLDERS OF THE OUTSTANDING NOTES AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ALL OR ANY PORTION OF THEIR OUTSTANDING NOTES IN THE EXCHANGE OFFER. IN ADDITION, WE HAVE NOT AUTHORIZED ANYONE TO MAKE ANY SUCH RECOMMENDATION. HOLDERS OF THE OUTSTANDING NOTES MUST MAKE THEIR OWN DECISION AS TO WHETHER TO TENDER PURSUANT TO THE EXCHANGE OFFER, AND, IF SO, THE AGGREGATE AMOUNT OF OUTSTANDING NOTES TO TENDER, AFTER READING THIS PROSPECTUS AND THE LETTER OF TRANSMITTAL AND CONSULTING WITH THEIR ADVISERS, IF ANY, BASED ON THEIR FINANCIAL POSITIONS AND REQUIREMENTS.

Book-Entry Transfers

Any financial institution that is a participant in DTC’s system must make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent’s account at DTC in accordance with DTC’s Automated Tender Offer Program, known as ATOP. Such participant should transmit its acceptance to DTC at or prior to the expiration time or comply with the guaranteed delivery procedures described below. DTC will verify such acceptance, execute a book-entry transfer of the tendered outstanding notes into the exchange agent’s account at DTC and then send to the exchange agent confirmation of such book-entry transfer. The confirmation of such book-entry transfer will include an agent’s message. The letter of transmittal or facsimile thereof or an agent’s message, with any required signature guarantees and any other required documents, must be transmitted to and received by the exchange agent at the address set forth below under “— The Exchange Agent” at or prior to the expiration time of the exchange offer, or the holder must comply with the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If a holder of outstanding notes desires to tender such notes and the holder’s notes are not immediately available, or time will not permit such holder’s outstanding notes or other required documents to reach the exchange agent at or before the expiration time, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	at or prior to the expiration time, the exchange agent receives from an eligible institution a validly completed and executed notice of guaranteed delivery, substantially in the form accompanying this prospectus, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder of the outstanding notes being tendered and the amount of the outstanding notes being tendered. The notice of guaranteed delivery will state that the tender is being made and guarantee that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a validly completed and executed letter of transmittal with any required signature guarantees or an agent’s message and any other documents required by the letter of transmittal will be transmitted to the exchange agent; and

•	the exchange agent receives the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a validly completed and executed letter of transmittal with any required signature guarantees or an agent’s message and any other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

The notice of guaranteed delivery must be received at or prior to the expiration time.

Withdrawal Rights

You may withdraw tenders of your outstanding notes at any time at or prior to the expiration time.

For a withdrawal to be effective, a written notice of withdrawal, by facsimile or by mail, must be received by the exchange agent, at the address set forth below under “— The Exchange Agent,” at or prior to the expiration time. Any such notice of withdrawal must:

•	specify the name of the person having tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the principal amount of such outstanding notes;

•	where outstanding notes have been tendered pursuant to the procedure for book-entry transfer described above, specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of DTC; and

•	bear the signature of the holder in the same manner as the original signature on the letter of transmittal, if any, by which such outstanding notes were tendered, with such signature guaranteed by an eligible institution, unless such holder is an eligible institution.

We will determine all questions as to the validity, form and eligibility (including time of receipt) of such notices and our determination will be final and binding on all parties. Any tendered outstanding notes validly withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Properly withdrawn notes may be re-tendered by following one of the procedures described under “— How to Tender Outstanding Notes for Exchange” above at any time at or prior to the expiration time.

Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes

All of the conditions to the exchange offer must be satisfied or waived at or prior to the expiration of the exchange offer. Promptly following the expiration time we will accept for exchange all outstanding notes validly tendered and not validly withdrawn as of such date. We will promptly issue exchange notes for all validly tendered outstanding notes. For purposes of the exchange offer, we will be deemed to have accepted validly tendered outstanding notes for exchange when, as and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly thereafter. See “— Conditions to the Exchange Offer” for a discussion of the conditions that must be satisfied before we accept any outstanding notes for exchange.

For each outstanding note accepted for exchange, the holder will receive an exchange note registered under the Securities Act having a principal amount equal to, and in the denomination of, that of the surrendered outstanding note. Accordingly, registered holders of exchange notes that are outstanding on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date through which interest has been paid on the outstanding notes, or if no interest has been paid, from the original issue date of the outstanding notes. Outstanding notes that we accept for exchange will cease to accrue interest from and after the date of consummation of the exchange offer.

If we do not accept any tendered outstanding notes, or if a holder submits outstanding notes for a greater principal amount than the holder desires to exchange, we will return such unaccepted or non-exchanged outstanding notes without cost to the tendering holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC, such non-exchanged outstanding notes will be credited to an account maintained with DTC. We will return the outstanding notes or have them credited to DTC promptly after the withdrawal, rejection of tender or termination of the exchange offer, as applicable.

Conditions to the Exchange Offer

The exchange offer is not conditioned upon the tender of any minimum principal amount of outstanding notes. Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes and may terminate or amend the exchange offer, by oral (promptly confirmed in writing) or written notice to the exchange agent or by a timely press release, if at any time before the expiration of the exchange offer, any of the following conditions exist:

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency challenging the exchange offer or that we believe might be expected to prohibit or materially impair our ability to proceed with the exchange offer;

•	any stop order is threatened or in effect with respect to either (1) the registration statement of which this prospectus forms a part or (2) the qualification of the indenture governing the notes under the Trust Indenture Act of 1939, as amended;

•	any law, rule or regulation is enacted, adopted, proposed or interpreted that we believe might be expected to prohibit or impair our ability to proceed with the exchange offer or to materially impair the ability of holders generally to receive freely tradeable exchange notes in the exchange offer. See “— Consequences of Failure to Exchange Outstanding Notes”;

•	any change or a development involving a prospective change in our business, properties, assets, liabilities, financial condition, operations, results of operations taken as a whole, that is or may be adverse to us;

•	any declaration of war, armed hostilities or other similar international calamity directly or indirectly involving the United States, or the worsening of any such condition that existed at the time that we commence the exchange offer; or

•	we become aware of facts that, in our reasonable judgment, have or may have adverse significance with respect to the value of the outstanding notes or the exchange notes to be issued in the exchange offer.

Accounting Treatment

For accounting purposes, we will not recognize gain or loss upon the issuance of the exchange notes for outstanding notes. We are expensing costs incurred in connection with the issuance of the exchange notes when incurred.

Fees and Expenses

We will not make any payment to brokers, dealers, or others soliciting acceptance of the exchange offer except for reimbursement of mailing expenses. We will pay the cash expenses to be incurred in connection with the exchange offer, including:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	our accounting and legal fees;

•	printing fees; and

•	related fees and expenses.

Transfer Taxes

Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange. If, however, exchange notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the outstanding notes tendered, or if a transfer tax is imposed for any reason other than the exchange of outstanding notes in connection with the exchange offer, then the holder must pay these transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of or exemption from, these taxes is not submitted with the letter of transmittal, the amount of these transfer taxes will be billed directly to the tendering holder.

The Exchange Agent

We have appointed JPMorgan Chase Bank, N.A. as our exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of its addresses set forth below. Questions and requests for assistance with respect to the procedures for the exchange offer, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should also be directed to the exchange agent at one of its addresses below:

Deliver to:
JPMorgan Chase Bank, N.A.

By Registered or Certified Mail:	By Regular Mail & Overnight Courier:

JPMorgan Chase Bank, N.A. Att: Worldwide Securities Services P.O. Box 2320 Dallas, Texas 75221-2320 Att: Customer Service	JPMorgan Chase Bank, N.A. Att: Worldwide Securities Services 2001 Bryan Street, 9th Floor Dallas, Texas 75201 Att: Customer Service

By Facsimile Transmission:	Confirm Facsimile Transmission
Attention: Frank Ivins	by Telephone:
(214) 468-6494	(214) 468-6464
For information, call:
1-800-275-2048

Delivery of the letter of transmittal to an address other than as set forth above or transmission of such letter of transmittal via facsimile other than as set forth above will not constitute a valid delivery.

Consequences of Failure to Exchange Outstanding Notes

Outstanding notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to be subject to the provisions in the indenture and the legend contained on the outstanding notes regarding the transfer restrictions of the outstanding notes. In general, outstanding notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will take any action to register under the Securities Act or under any state securities laws the outstanding notes that are not tendered in the exchange offer or that are tendered in the exchange offer but are not accepted for exchange.

Holders of the exchange notes and any outstanding notes that remain outstanding after consummation of the exchange offer will vote together as a single series for purposes of determining whether holders of the requisite percentage of the notes have taken certain actions or exercised certain rights under the indenture.

Consequences of Exchanging Outstanding Notes

We have not requested, and do not intend to request, an interpretation by the staff of the SEC as to whether the exchange notes issued in the exchange offer may be offered for sale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. However, based on interpretations of the staff of the SEC, as set forth in a series of no-action letters issued to third parties, we believe that the exchange notes may be offered for resale, resold or otherwise transferred by holders of those exchange notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	the holder is not an “affiliate” of ours within the meaning of Rule 405 promulgated under the Securities Act;

•	the exchange notes issued in the exchange offer are acquired in the ordinary course of the holder’s business;

•	neither the holder, nor, to the actual knowledge of such holder, any other person receiving exchange notes from such holder, has any arrangement or understanding with any person to participate in the distribution of the exchange notes issued in the exchange offer;

•	if the holder is not a broker-dealer, the holder is not engaged in, and does not intend to engage in, a distribution of the exchange notes; and

•	if such a holder is a broker-dealer, such broker-dealer will receive the exchange notes for its own account in exchange for outstanding notes and that:

•	such outstanding notes were acquired by such broker-dealer as a result of market-making or other trading activities; and

•	it will deliver a prospectus meeting the requirements of the Securities Act in connection with the resale of exchange notes issued in the exchange offer, and will comply with the applicable provisions of the Securities Act with respect to resale of any exchange notes. (In no-action letters issued to third parties, the SEC has taken the position that broker-dealers may fulfill their prospectus delivery requirements with respect to exchange notes (other than a resale of an unsold allotment from the original sale of outstanding notes) by delivery of the prospectus relating to the exchange offer). See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

Each holder participating in the exchange offer will be required to furnish us with a written representation in the letter of transmittal that they meet each of these conditions and agree to these terms.

However, because the SEC has not considered the exchange offer for our outstanding notes in the context of a no-action letter, we cannot guarantee that the staff of the SEC would make similar determinations with respect to this exchange offer. If our belief is not accurate and you transfer an exchange note without delivering a prospectus meeting the requirements of the federal securities laws or without an exemption from these laws, you may incur liability under the federal securities laws. We do not and will not assume, or indemnify you against, this liability.

Any holder that is an affiliate of ours or that tenders outstanding notes in the exchange offer for the purpose of participating in a distribution:

•	may not rely on the applicable interpretation of the SEC staff’s position contained in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan, Stanley & Co., Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993); and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

The exchange notes issued in the exchange offer may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with by the holders selling the exchange notes. We currently do not intend to register or qualify the sale of the exchange notes in any state where we would not otherwise be required to qualify.

Filing of Registration Statements

Under the registration rights agreement we agreed, among other things, that if:

(1) we are not

(a) required to file the exchange offer registration statement; or

(b) permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy; or

(2) any holder of outstanding notes notifies us prior to the 20th day following consummation of the exchange offer that:

(a) it is prohibited by law or SEC policy from participating in the exchange offer; or

(b) it may not resell the exchange notes acquired by it in the exchange offer to the public without delivering a prospectus, and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales; or

(c) it is a broker-dealer and owns notes acquired directly from us or an affiliate of ours,

then we will file with the SEC a shelf registration statement to cover resales of the notes by the holders of the notes who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement.

If obligated to file the shelf registration statement, we will use our commercially reasonable efforts to file the shelf registration statement with the SEC on or prior to 60 days after such filing obligation arises (or, if later, the date by which we are obligated to file an exchange offer registration statement) and use our commercially reasonable efforts to cause the shelf registration statement to be declared effective by the SEC on or prior to 180 days after such obligation arises (or, if later, the date by which we are obligated to use commercially reasonably efforts to have the exchange offer registration statement declared effective).

If the shelf registration statement is declared effective but thereafter ceases to be effective or usable in connection with resales of outstanding notes during the periods specified in the registration rights agreement (except with respect to permitted suspension periods as provided therein), then we will pay Additional Interest to each holder of affected outstanding notes on the terms provided in the registration rights agreement.

Holders of notes will be required to deliver certain information to be used in connection with the shelf registration statement and to provide comments on the shelf registration statement within the time periods set forth in the registration rights agreement in order to have their notes included in the shelf registration statement and benefit from the provisions regarding Additional Interest set forth above. By acquiring outstanding notes, a holder will be deemed to have agreed to indemnify us against certain losses arising out of information furnished by such holder in writing for inclusion in any shelf registration statement. Holders of notes will also be required to suspend their use of the prospectus included in the shelf registration statement under certain circumstances upon receipt of written notice to that effect from us.

Although we intend, if required, to file the shelf registration statement, we cannot assure you that the shelf registration statement will be filed or, if filed, that it will become or remain effective.

The foregoing description is a summary of certain provisions of the registration rights agreement. It does not restate the registration rights agreement in its entirety. We urge you to read the registration rights agreement, which is an exhibit to the registration statement of which this prospectus forms a part and can also be obtained from us. See “Where You Can Find More Information.”

DESCRIPTION OF NOTES

The exchange notes will be issued under an indenture dated as of April 11, 2006 between us and JPMorgan Chase Bank, N.A., as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

This description is a summary of the material provisions of the indenture and does not restate the indenture. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the notes. Copies of the indenture are available from us upon request. Certain defined terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the indenture.

The terms of the exchange notes and the outstanding notes are substantially identical, except that the exchange notes:

•	will have been registered under the Securities Act;

•	will not contain transfer restrictions and registration rights that relate to the outstanding notes; and

•	will not contain provisions relating to the payment of Additional Interest.

Any outstanding notes that remain outstanding after the completion of the exchange offer, together with the exchange notes issued in connection with the exchange offer, will be treated as a single class of notes under the indenture.

The notes are our unsecured and unsubordinated obligations ranking equally with our other outstanding unsecured and unsubordinated indebtedness. At June 30, 2006, we had outstanding approximately $1.2 billion of unsecured and unsubordinated indebtedness. The indenture contains no restrictions on the amount of additional secured or unsecured indebtedness that we may issue.

Terms and Conditions of the Notes

The notes will mature on April 15, 2016. The notes will bear interest from April 11, 2006 at the rate per annum shown on the cover of this offering memorandum. We will pay interest on the notes in arrears on April 15 and October 15 of each year until final maturity, beginning on October 15, 2006, to holders of record at the close of business on the April 1 or October 1, as the case may be (whether or not a business day), immediately preceding each such interest payment date; provided, however, that interest payable on the maturity date or a redemption date will be payable to the person to whom the principal of the notes shall be payable. At maturity of the notes, we will pay the principal of the notes in immediately available funds upon delivery of the notes to the trustee. Interest will accrue from April 11, 2006 or from the most recent interest payment date to which we have paid or provided for the payment of interest to the next interest payment date or the scheduled maturity date or redemption date, as the case may be. Interest on the notes will be computed and paid on the basis of a 360-day year consisting of twelve 30-day months. If an interest payment date, the maturity date, or a redemption date falls on a day that is not a business day, payment of principal and interest due on that date shall be made on the immediately following day that is a business day and no interest shall accrue for the period from and after the interest payment date, the maturity date, or such redemption date, as the case may be, on the payment so deferred.

We will issue up to $200,000,000 aggregate principal amount of exchange notes in this offering. We may, without the consent of the holders of the notes, issue additional notes having the same ranking and the same interest rate, maturity, and other terms as the notes. Any additional notes will, together with the previously outstanding notes, constitute a single series of the notes under the indenture.

The exchange notes will be issued in book-entry form as one or more global notes registered in the name of the nominee of The Depository Trust Company, or DTC, which will act as a depositary, in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. Beneficial interests in book-entry notes will be shown on, and transfers of the notes will be made only through, records maintained by DTC and its participants.

Optional Redemption

The notes will be redeemable, in whole at any time, or in part, from time to time, at our option, at a redemption price equal to the sum of

(1) 100% of the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date, if any; plus

(2) the Make-Whole Amount.

The term “Make-Whole Amount” shall mean, in connection with any optional redemption of any notes, the excess, if any, of:

(1) the aggregate present value as of the date of such redemption of each dollar of principal being redeemed and the amount of interest (exclusive of interest accrued to the redemption date) that would have been payable in respect of such dollar if such prepayment had not been made, determined by discounting, on a semiannual basis, such principal and interest at the Treasury Rate (determined on the business day preceding the date of such redemption) plus 0.35%, from the respective dates on which such principal and interest would have been payable if such payment had not been made; over

(2) the principal amount of the note being redeemed.

“Treasury Rate” means, in connection with the calculation of any Make-Whole Amount with respect to any note, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity, as compiled by and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data), equal to the then remaining maturity of the note being prepaid. If no maturity exactly corresponds to such maturity, yields for the published maturities occurring prior to and after such maturity most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month.

There is no sinking fund for, or mandatory redemption of, the notes.

We will mail notice of redemption at least 30 days but not more than 60 days before the applicable redemption date to each holder of the notes to be redeemed. If we elect to partially redeem the notes, the trustee will select in a fair and appropriate manner the notes to be redeemed. The trustee shall not be responsible for the calculation of the redemption price, and we will notify the trustee of the redemption price promptly after the calculation thereof.

Upon the payment of the redemption price, plus accrued and unpaid interest, if any, to the redemption date, interest will cease to accrue on and after the applicable redemption date on the notes or portions thereof called for redemption.

Covenants

Limitation on Liens.  The indenture refers to any of our instruments securing indebtedness, such as a mortgage, pledge, lien, security interest, or encumbrance on any of our property, as a “mortgage.” The indenture further provides that, subject to certain exceptions, we will not, nor will we permit any subsidiary to, issue, assume, or guarantee any indebtedness secured by a mortgage unless we provide equal and proportionate security for the notes. Among these exceptions are:

•	purchase money mortgages;

•	preexisting mortgages on any property acquired by us or a subsidiary;

•	mortgages created within one year after completion of such acquisition or on any property constructed by us or a subsidiary within one year of commencement of full operation of such property;

•	mortgages created on any contract for the sale of products or services related to the operation or use of any property acquired or constructed within one year after the later of completion of such acquisition or construction or commencement of full operation of such property;

•	mortgages on property of a subsidiary existing at the time it became our subsidiary;

•	mortgages securing any credit facility and related obligations;

•	mortgages in favor of us;

•	mortgages existing on the date of the indenture; and

•	mortgages, other than as specifically excepted, if at the time of, and after giving effect to, such mortgages, the aggregate of all indebtedness of us and our subsidiaries secured by such mortgages does not exceed 15 percent of our Consolidated Net Tangible Assets, as defined in the indenture.

Limitation on Sale and Lease-Back Transactions.  The indenture provides that we will not, and will not permit any of our subsidiaries to, enter into any Sale and Leaseback Transaction with any person (other than us or any of our subsidiaries) unless:

(1) such Sale and Leaseback Transaction occurs within one year from the date of completion of the acquisition of the property subject thereto or the date of the completion of construction, development, or substantial repair or improvement, or commencement of full operations on such property, whichever is later;

(2) the Sale and Leaseback Transaction involves a lease for a period, including renewals, of not more than three years;

(3) we or any such subsidiary would be entitled under the “Limitation on Liens” covenant to incur a mortgage securing indebtedness, in a principal amount equal to or exceeding the Attributable Debt from such Sale and Leaseback Transaction, without equally and ratably securing the notes; or

(4) we or any such subsidiary, within a one-year period after such Sale and Leaseback Transaction, applies or causes to be applied an amount not less than the Attributable Debt from such Sale and Leaseback Transaction to (a) the permanent prepayment, repayment, redemption, reduction, or retirement of any of our or our subsidiaries’ Senior Debt that is owed to any person other than an affiliate of ours, or (b) the expenditure or expenditures for property used or to be used in the ordinary course of our business or that of any of our subsidiaries.

Notwithstanding the preceding, we may, and may permit any subsidiary to, effect any Sale and Leaseback Transaction that is not excepted by clauses (1) through (4), inclusive, of the preceding paragraph, provided that the Attributable Debt from such Sale and Leaseback Transaction, together with the aggregate principal amount of outstanding indebtedness (other than the notes) secured by mortgages (other than mortgages permitted under the “Limitation on Liens” covenant) and the aggregate amount of Attributable Debt deemed to be outstanding in respect of all other Sale and Leaseback Transactions (excluding those otherwise permitted by clauses (1)-(4), inclusive, of the preceding paragraph), does not exceed 15% of Consolidated Net Tangible Assets.

Consolidation, Merger, Conveyance of Assets.  The indenture provides, in general, that we will not consolidate with or merge into any other entity or convey, transfer, or lease our properties and assets substantially as an entirety to any person, unless:

•	the corporation, limited liability company, limited partnership, joint stock company, or trust formed by such consolidation or into which we are merged or the person that acquires such assets expressly assumes our obligations under the indenture and the notes; and

•	immediately after giving effect to such transaction, no event of default, and no event that, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing.

Event Risk.  Except for the limitations on liens and consolidations, mergers, and conveyance of assets described above, neither the indenture nor the notes contain any covenants or other provisions designed to afford holders of the notes protection in the event of a highly leveraged transaction or change of control involving us or any restrictions on the amount of additional indebtedness that we may issue.

Certain Definitions

“Attributable Debt” means, with respect to any Sale and Lease-Back Transaction as of any particular time, the present value discounted at the rate of interest implicit in the terms of the lease of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at our option, be extended).

“Consolidated Net Tangible Assets” means the total assets of us and our consolidated subsidiaries, less:

(1) all current liabilities (excluding (A) any current liabilities that by their terms are extendable or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed, and (B) current maturities of long-term debt); and

(2) the value (net of any applicable reserves) of all goodwill, trade names, trademarks, patents, and other like intangible assets,

all as set forth, or on a pro forma basis would be set forth, on a consolidated balance sheet of us and our consolidated subsidiaries for our most recently completed fiscal quarter, prepared in accordance with GAAP.

“Credit Agreement” means that certain Amended and Restated Credit Agreement dated as of May 20, 2005 among us, Williams, Northwest Pipeline Corporation, and Williams Partners L.P., as Borrowers, Citibank, N.A. and Bank of America, N.A., as Issuing Banks, Citicorp USA, Inc., as Administrative Agent, and the other lenders party thereto, including in each case any related notes, guarantees, collateral documents, instruments, and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced, or refinanced from time to time.

“GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, as in effect from time to time.

“Sale and Leaseback Transaction” means any arrangement with any person providing for the leasing by us or any of our subsidiaries of any property that has been or is to be sold or transferred by us or any such subsidiary to such person in contemplation of such leasing.

“Senior Debt” means:

(1) all indebtedness of ours or any of our subsidiaries outstanding under any Credit Agreement;

(2) any other indebtedness of ours or any of our subsidiaries, unless the instrument under which such indebtedness is incurred expressly provides that it is subordinated in right of payment to the notes; and

(3) all obligations with respect to the items listed in the preceding clauses (1) and (2).

Modification of the Indenture

Without the consent of any holder, we and the trustee may amend or supplement the indenture or the notes or waive any provision thereof to:

•	cure any ambiguity, omission, defect or inconsistency;

•	comply with the indenture in the case of the merger, consolidation or sale or other disposition of all or substantially all of our assets;

•	provide for uncertificated notes in addition to or in place of certificated notes;

•	add any additional events of default;

•	add to, change or eliminate any of the provisions of the indenture to such extent as shall be necessary to permit or facilitate the issuance of securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons;

•	provide for the acceptance of a successor trustee;

•	secure the notes pursuant to the requirements under the indenture;

•	comply with any requirements in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939;

•	comply with any requirements of the SEC in connection with qualifying the indenture under the Trust Indenture Act of 1939;

•	add to our covenants for the benefit of the holders of notes or surrender any power conferred upon us; or

•	make any change that does not adversely affect the rights of any holder of notes in any material respect.

In addition to the amendments or supplements as provided above, we and the trustee may take the following actions with the consent of the holders of at least a majority in principal amount of the notes then outstanding:

•	add any provisions to the indenture;

•	change in any manner the indenture;

•	eliminate any of the provisions of the indenture; and

•	modify in any way the rights of the holders of the notes;

provided, however, that any such changes must conform to the Trust Indenture Act of 1939.

Notwithstanding the foregoing, without the consent of each holder affected, we may not:

•	reduce the percentage of principal amount of notes whose holders must consent to an amendment, supplement, or waiver;

•	reduce the rate of or change the time for payment of interest, including default interest, on any note;

•	reduce the principal of or change the fixed maturity of any note or alter the premium or other provisions with respect to redemption;

•	make any note payable in money or in a place other than that stated in the note;

•	impair the right to institute suit for the enforcement of any payment of principal of, or premium, if any, or interest on any note;

•	make any change in the percentage of principal amount of notes necessary to waive compliance with certain provisions of the indenture; or

•	waive a continuing default or event of default in the payment of principal of, or premium, if any, or interest on the notes.

Events of Default

In general, the indenture defines an event of default with respect to the notes as being:

(1) default in payment of any principal of the notes, either at maturity, upon any redemption, by declaration or otherwise;

(2) default for 30 days in payment of any interest on the notes unless otherwise provided; or

(3) default in the observance or performance of any covenant or warranty in the notes or the indenture other than:

•	a covenant or warranty a default in whose performance or whose breach is elsewhere specifically dealt with above; or

•	if certain conditions are met, if the events of default described in this clause are the result of changes in generally accepted accounting principles;

and such default continues for a period of 60 days after the date on which written notice of such default shall have been given to us by the trustee or to us and the trustee by the holders of at least 25 percent in principal amount of the notes at the time outstanding; provided, however, that if such default is not capable of remedy within such 60-day period, such 60-day period shall be extended by an additional 60 days so long as (i) such default is subject to cure and (ii) we are using commercially reasonable efforts to cure such default; and

(4) certain events of our bankruptcy, insolvency, or reorganization.

The indenture provides that if an event of default described in the first three numbered clauses above occurs, the trustee or the holders of the notes may then declare the principal of and premium, if any, and accrued and unpaid interest on all then outstanding notes to be due and payable immediately. Such a declaration by the holders requires the approval of at least 25 percent in principal amount of the notes then outstanding. If an event of default described in the fourth numbered clause above occurs, the indenture provides that the principal of and premium, if any, and accrued and unpaid interest on all then outstanding notes shall become due and payable immediately without any declaration, notice, or other act on the part of the trustee or any holders of outstanding notes.

Upon certain conditions, the holders of a majority in aggregate principal amount of the notes then outstanding may annul such declarations and waive the past defaults. However, the majority holders may not annul or waive a continuing default in payment of principal of, premium, if any, or interest on the notes.

The indenture provides that the holders of the notes will indemnify the trustee before the trustee exercises any of its rights or powers under the indenture. This indemnification is subject to the trustee’s duty to act with the required standard of care during a default. The holders of a majority in aggregate principal amount of the outstanding notes may direct the time, method and place of:

•	conducting any proceeding for any remedy available to the trustee; or

•	exercising any trust or power conferred on the trustee.

This right of the holders of the notes is, however, subject to the provisions in the indenture providing for the indemnification of the trustee and other specified limitations.

In general, the indenture provides that holders of the notes may only institute an action against us under the indenture if the following four conditions are fulfilled:

•	the holder previously has given to the trustee written notice of default and the default continues;

•	the holders of at least 25 percent in principal amount of the notes then outstanding have both (1) requested the trustee to institute such action and (2) offered the trustee reasonable indemnity;

•	the trustee has not instituted such action within 60 days of receipt of such request; and

•	the trustee has not received direction inconsistent with such written request by the holders of a majority in principal amount of the notes then outstanding.

The above four conditions do not apply to actions by holders of the notes against us for payment of principal or interest on or after the due date provided. The indenture contains a covenant that we will file annually with the trustee a certificate of no default or a certificate specifying any default that exists.

Discharge and Defeasance

We can discharge or defease our obligations under the indenture as set forth below.

Under terms satisfactory to the trustee, we may discharge certain obligations to holders of the notes that have not already been delivered to the trustee for cancellation if these notes:

•	have become due and payable;

•	will become due and payable by their terms within one year; or

•	are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in our name and at our expense,

and we have irrevocably deposited with the trustee an amount certified to be sufficient to pay at maturity or upon redemption the principal of and interest on the notes.

We may also, upon satisfaction of the conditions listed below, discharge certain obligations to holders of the notes at any time (“Defeasance”). Defeasance may be effected only if, among other things:

•	we irrevocably deposit with the trustee cash and/or U.S. Government Obligations as trust funds in an amount certified to be sufficient to pay at maturity or upon redemption the principal of and interest on all outstanding notes; and

•	we deliver to the trustee an opinion of counsel to the effect that the holders of the notes will not recognize income, gain, or loss for U.S. federal income tax purposes as a result of such Defeasance. The opinion must further state that these holders will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if Defeasance had not occurred. This opinion must be based on a ruling of the Internal Revenue Service or a change in U.S. federal income tax law occurring after the date of the indenture, since this result would not occur under current tax law.

Concerning the Trustee

The trustee is one of a number of banks with which we and our subsidiaries maintain ordinary banking relationships and with which we and our subsidiaries maintain credit facilities.

Governing Law

The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

Book-Entry Only Issuance — The Depository Trust Company

The exchange notes will be represented by one or more certificates in registered global form (each, a “global note,” and collectively, the “global notes”), which will be deposited with or on behalf of, DTC in New York, New York and registered in the name of Cede & Co., DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor to DTC or its nominee.

Depository Procedures

DTC has advised us that it is a:

•	limited-purpose trust company organized under the laws of the State of New York;

•	banking organization within the meaning of the laws of the State of New York;

•	member of the Federal Reserve System;

•	clearing corporation within the meaning of the New York Uniform Commercial Code; and

•	clearing agency registered pursuant to the provisions Section 17A of the Exchange Act.

DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in their accounts, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations, and other organizations. Banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a participant also have access to DTC’s book-entry system.

Purchasers of the notes may hold their beneficial interests in the notes directly as a participant in DTC or indirectly through organizations that are participants in DTC.

Upon deposit of the global notes with DTC, DTC will credit, on its book-entry registration and transfer system, the accounts of those participants that have exchanged their outstanding notes for exchange notes with portions of the principal amount of the global notes. The records of DTC will show ownership and effect the transfer of ownership of the global notes by its participants. The records of the participants will show ownership and effect the transfer of ownership of the global notes by persons holding beneficial interests in the global notes through them.

So long as DTC or its nominee is the registered owner of the global notes, it will be considered the sole owner and holder of the notes for all purposes under the indenture. Except as set forth below, if you own a beneficial interest in global notes, you will not:

•	be entitled to have the notes registered in your name;

•	receive or be entitled to receive physical delivery of a certificate in definitive form representing the notes; or

•	be considered the owner or holder of the notes under the indenture for any purpose, including with respect to the giving of any directions, approvals or instructions to the trustee.

Therefore, if you are required by state law to take physical delivery of the notes in definitive form, you may not be able to own, transfer, or pledge beneficial interests in the global notes. In addition, the lack of a physical certificate evidencing your beneficial interests in the global notes may limit your ability to pledge the interests to a person or entity that is not a participant in DTC.

If you own beneficial interests in a global note, you will have to rely on the procedures of DTC, and, if you are not a participant in DTC, the procedures of the participant through which you hold your beneficial interests, to exercise your rights as a holder under the indenture. DTC has advised us that it will take any action permitted to be taken by a holder of beneficial interests in the global notes only at the direction of one or more of the participants to whose accounts the interests are credited. We understand that under existing industry practice, when a beneficial owner of a global note wants to give any notice or take any action that a registered holder is entitled to take, at our request or under the indenture, DTC will authorize the participant to give the notice or take the action, and the participant will authorize its beneficial owners to give the notice or take the action. Accordingly, we and the trustee will treat as a holder anyone designated as such in writing by DTC for purposes of obtaining any consents or directions required under the indenture.

We will pay the principal of, and interest on, the global notes through the trustee or paying agent to DTC or its nominee, as the registered holder of the global notes, in immediately available funds. We expect DTC or its nominee, upon receipt of any payments, to immediately credit each participant’s account with payments in amounts proportionate to that participant’s beneficial interest as shown on the records of DTC or its nominee. We also expect each participant to pay each owner of beneficial interests in the global notes held through that participant in accordance with standing customer instructions and customary practices. These payments will be the sole responsibility of the participants.

We will not, and the trustee and paying agent will not, assume any responsibility or liability for any aspect of the records relating to, payments made on account of or actions taken with respect to the beneficial ownership interests in global notes, or for any other aspect of the relationship between DTC and its participants or between the participants and the owners of beneficial interests. We, the trustee, and the paying agent may conclusively rely on instructions from DTC for all purposes. We obtained the above information about DTC and its book-entry system from sources we believe are reliable, but we take no responsibility for the accuracy of the information.

Settlement Procedures

Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC’s rules and procedures and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System.

Exchange of Global Notes for Certificated Notes

We will exchange beneficial interests in global notes for certificated notes only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary for the global notes;

•	DTC ceases to be a clearing agency registered under the Exchange Act;

•	we decide in our sole discretion, and subject to the procedures of DTC, at any time not to have the notes represented by global notes and so notify the trustee; or

•	an event of default has occurred and is continuing with respect to the notes.

If there is an exchange, we will issue certificated notes in authorized denominations and registered in the names which DTC directs.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the United States federal tax consequences of an exchange of outstanding notes for exchange notes in the exchange offer and the purchase, beneficial ownership and disposition of exchange notes. It is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated thereunder (the “Treasury Regulations”), and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. No ruling from the Internal Revenue Service (the “IRS”) has been or will be sought with respect to any aspect of the transactions described herein. Accordingly, no assurance can be given that the IRS will agree with the views expressed in this summary, or that a court will not sustain any challenge by the IRS in the event of litigation. The following relates only to notes that are held as capital assets (i.e., generally, property held for investment). This summary does not address all of the U.S. federal income tax consequences that may be relevant to particular holders in light of their personal circumstances, or to certain types of holders that may be subject to special tax treatment (such as banks and other financial institutions, employee stock ownership plans, partnerships or other pass-through entities for U.S. federal income tax purposes, certain former citizens or residents of the United States, controlled foreign corporations, corporations that accumulate earnings to avoid U.S. federal income tax, insurance companies, tax-exempt organizations, dealers in securities and foreign currencies, brokers, persons who hold the notes as a hedge or other integrated transaction or who hedge the interest rate on the notes, “U.S. holders” (as defined below) whose functional currency is not U.S. dollars, or persons subject to the alternative minimum tax). In addition, this summary does not include any description of the tax laws of any state, local, or non-U.S. jurisdiction that may be applicable to a particular holder and does not consider any aspects of U.S. federal tax law other than income taxation.

For purposes of this discussion, a “non-U.S. holder” is an individual, corporation, estate, or trust that is a beneficial owner of the notes and that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation (or other business entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States can exercise primary supervision over its administration, and one or more United States persons have the authority to control all of the substantial decisions of that trust (or the trust was in existence on August 20, 1996, and validly elected to continue to be treated as a U.S. trust).

A U.S. holder is an individual, corporation, estate, or trust that is a beneficial owner of the notes and is not a non-U.S. holder.

The U.S. federal income tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) that holds the notes generally will depend on such partner’s particular circumstances and on the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE EXCHANGE OFFER AND THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE TAX CONSEQUENCES UNDER STATE, LOCAL, NON-U.S. AND OTHER U.S. FEDERAL TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN TAX LAWS.

U.S. Federal Income Tax Consequences of the Exchange Offer to U.S. Holders and Non-U.S. Holders

The exchange of outstanding notes for exchange notes pursuant to the exchange offer will not be a taxable transaction for U.S. federal income tax purposes. U.S. holders and non-U.S. holders will not recognize any taxable gain or loss as a result of such exchange and will have the same adjusted issue price, tax basis, and holding period in the exchange notes as they had in the outstanding notes immediately before the exchange.

U.S. Federal Income Tax Consequences to U.S. Holders

Treatment of stated interest

All stated interest on the notes will generally be taxable to U.S. holders as ordinary interest income as the interest accrues or is paid in accordance with the holder’s regular method of accounting for U.S. federal income tax purposes.

Additional interest

Our obligation to pay you additional interest in the event that we failed to comply with specified obligations under the registration rights agreement may have implicated the provisions of Treasury regulations relating to “contingent payment debt instruments.” We have taken the position that there was a remote likelihood that such additional interest would be paid. Therefore, we intend to take the position that the notes should not be treated as contingent payment debt instruments and this discussion generally assumes that the regulations relating to “contingent payment debt instruments” are not applicable. However, the determination of whether such a contingency is remote or not is inherently factual. Therefore, we can give you no assurance that our position would be sustained if challenged by the IRS. A successful challenge of this position by the IRS could affect the timing and amount of a U.S. holder’s income and could cause the gain from the sale or other disposition of a note to be treated as ordinary income, rather than capital gain. Our position for purposes of the contingent debt regulations as to the likelihood of these additional payments being remote is binding on a U.S. holder, unless the U.S. holder discloses in the proper manner to the IRS that it is taking a different position.

Market Discount

A note that is acquired for an amount that is less than its principal amount by more than a de minimis amount (generally 0.25% of the principal amount multiplied by the number of remaining whole years to maturity), will be treated as having “market discount” equal to such difference. Unless the U.S. holder elects to include such market discount in income as it accrues, a U.S. holder will be required to treat any principal payment on, and any gain on the sale, exchange, retirement or other disposition (including a gift) of, a note as ordinary income to the extent of any accrued market discount that has not previously been included in income. In general, market discount on the notes will accrue ratably over the remaining term of the notes or, at the election of the U.S. holder, under a constant yield method. In addition, a U.S. holder could be required to defer the deduction of all or a portion of the interest paid on any indebtedness incurred or continued to purchase or carry a note unless the U.S. holder elects to include market discount in income currently. Such an election applies to all debt instruments held by a taxpayer and may not be revoked without the consent of the IRS.

Amortization of Premium

A U.S. holder, whose tax basis immediately after its acquisition of a note is greater than the sum of all remaining payments other than qualified stated interest payable on the note, will be considered to have purchased the note at a premium. “Qualified stated interest” is stated interest that is unconditionally payable at least annually at a single fixed rate. A U.S. holder may elect to amortize such bond premium over the life of the notes to offset a portion of the stated interest that would otherwise be includable in income. Such an election generally applies to all taxable debt instruments held by the holder on or after the first day of the first taxable year to which the election applies, and may be revoked only with the consent of the IRS. Holders that acquire a note with bond premium should consult their tax advisors regarding the manner in which such premium is calculated and the election to amortize bond premium over the life of the instrument.

Sale, exchange, or other disposition of the notes

In general, upon the sale, exchange, redemption, retirement at maturity, or other taxable disposition of a note, a U.S. holder will recognize taxable gain or loss equal to the difference between (1) the amount of the cash and the fair market value of any property received (less any portion allocable to any accrued and unpaid interest, which will be taxable as interest) and (2) the U.S. holder’s adjusted tax basis in the note. Gain or loss realized on the sale, retirement, or other taxable disposition of a note will generally be capital gain or loss. The deductibility of capital losses is subject to limitations.

Backup withholding and information reporting

In general, a U.S. holder of the notes will be subject to backup withholding with respect to interest on the notes, and the proceeds of a sale of the notes, at the applicable tax rate (currently 28%), unless such holder (a) is an entity that is exempt from withholding (including corporations, tax-exempt organizations and certain qualified nominees) and, when required, demonstrates this fact, or (b) provides the payor with its taxpayer identification number (“TIN”), certifies that the TIN provided to the payor is correct and that the holder has not been notified by the IRS that such holder is subject to backup withholding due to underreporting of interest or dividends, and otherwise complies with applicable requirements of the backup withholding rules. In addition, such payments to U.S. holders that are not exempt entities will generally be subject to information reporting requirements. A U.S. holder who does not provide the payor with its correct TIN may be subject to penalties imposed by the IRS. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

U.S. Federal Income Tax Consequences to Non-U.S. Holders

Treatment of stated interest

Subject to the discussion of backup withholding below, under the “portfolio interest exemption,” a non-U.S. holder will generally not be subject to U.S. federal income tax (or any withholding tax) on payments of interest on the notes, provided that:

•	the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	the non-U.S. holder is not, and is not treated as, a bank receiving interest on an extension of credit pursuant to a loan agreement entered into in the ordinary course of its trade or business;

•	the non-U.S. holder is not a “controlled foreign corporation” that is related (directly or indirectly) to us; and

•	certain certification requirements are met.

Under current law, the certification requirement will be satisfied in any of the following circumstances:

•	If a non-U.S. holder provides to us or our paying agent a statement on IRS Form W-8BEN (or suitable successor form), together with all appropriate attachments, signed under penalties of perjury, identifying the non-U.S. holder by name and address and stating, among other things, that the non-U.S. holder is not a United States person.

•	If a note is held through a securities clearing organization, bank or another financial institution that holds customers’ securities in the ordinary course of its trade or business, (i) the non-U.S. holder provides such a form to such organization or institution, and (ii) such organization or institution, under penalty of perjury, certifies to us that it has received such statement from the beneficial owner or another intermediary and furnishes us or our paying agent with a copy thereof.

•	If a financial institution or other intermediary that holds the note on behalf of the non-U.S. holder has entered into a withholding agreement with the IRS and submits an IRS Form W-8IMY (or suitable successor form) and certain other required documentation to us or our paying agent.

If the requirements of the portfolio interest exemption described above are not satisfied, a 30% withholding tax will apply to the gross amount of interest on the notes that is paid to a non-U.S. holder, unless either: (a) an applicable income tax treaty reduces or eliminates such tax, and the non-U.S. holder claims the benefit of that treaty by providing a properly completed and duly executed IRS Form W-8BEN (or suitable successor or substitute form) establishing qualification for benefits under the treaty, or (b) the interest is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and the non-U.S. holder provides an appropriate statement to that effect on a properly completed and duly executed IRS Form W-8ECI (or suitable successor form).

If a non-U.S. holder is engaged in a trade or business in the U.S. and interest on a note is effectively connected with the conduct of that trade or business, the non-U.S. holder will be required to pay U.S. federal income tax on that interest on a net income basis (and the 30% withholding tax described above will not apply provided the duly executed IRS Form W-8ECI is provided to us or our paying agent) generally in the same manner as a U.S. person. If a non-U.S. holder is eligible for the benefits of an income tax treaty between the U.S. and its country of residence, and the non-U.S. holder claims the benefit of the treaty by properly submitting an IRS Form W-8BEN, any interest income that is effectively connected with a U.S. trade or business will be subject to U.S. federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such income is attributable to a permanent establishment (or a fixed base in the case of an individual) maintained by the non-U.S. holder in the U.S. In addition, a non-U.S. holder that is treated as a foreign corporation for U.S. federal income tax purposes may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the U.S.

Additional interest if the notes are not timely registered

The interest rate on the notes is subject to increase if the notes are not registered within prescribed time periods. It is possible that such payments might be subject to U.S. federal withholding tax at a rate of 30% or lower treaty rate, if applicable. Non-U.S. holders should consult their own tax advisors as to the tax considerations that relate to the potential additional interest payments.

Sale, exchange, or other disposition of the notes

Subject to the discussion of backup withholding below, a non-U.S. holder generally will not be subject to U.S. federal income tax (or any withholding thereof) on any gain realized by such holder upon a sale, exchange, redemption, retirement at maturity, or other taxable disposition of a note, unless:

•	the non-U.S. holder is an individual present in the U.S. for 183 days or more during the taxable year of disposition and who has a “tax home” in the United States and certain other conditions are met; or

•	the gain is effectively connected with the conduct of a U.S. trade or business of the non-U.S. holder (and, if an applicable income tax treaty so provides, the gain is attributable to a U.S. permanent establishment of the non-U.S. holder or a fixed base in the case of an individual).

If the first exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax at a rate of 30% on the amount by which its U.S.-source capital gains exceed its U.S.-source capital losses. If the second exception applies, the non-U.S. holder will generally be subject to U.S. federal income tax on the net gain derived from the sale, exchange, redemption, retirement at maturity or other taxable disposition of the notes in the same manner as a U.S. person. In addition, corporate non-U.S. holders may be subject to a 30% branch profits tax on any such effectively connected gain. If a non-U.S. holder is eligible for the benefits of an income tax treaty between the United States and its country of residence, the U.S. federal income tax treatment of any such gain may be modified in the manner specified by the treaty.

Information reporting and backup withholding

When required, we or our paying agent will report to the IRS and to each non-U.S. holder the amount of any interest paid on the notes in each calendar year, and the amount of U.S. federal income tax withheld, if any, with respect to these payments.

Non-U.S. holders who have provided certification as to their non-U.S. status or who have otherwise established an exemption will generally not be subject to backup withholding tax on payments of principal or interest if neither we nor our agent have actual knowledge or reason to know that such certification is unreliable or that the conditions of the exemption are in fact not satisfied.

Payments of the proceeds from the sale of a note to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, additional information reporting, but generally not backup withholding, may apply to those payments if the broker is one of the following: (a) a United States person, (b) a “controlled foreign corporation” for U.S. federal income tax purposes, (c) a foreign person 50 percent or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with a U.S. trade or business, or (d) a foreign partnership with specified connections to the United States.

Payment of the proceeds from a sale of a note to or through the United States office of a broker will be subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. status or otherwise establishes an exemption from information reporting and backup withholding.

The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it acquired the outstanding notes for its own account as a result of market-making or other trading activities and must agree that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. A participating broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. The registration rights agreement we executed in connection with the offering of the outstanding notes provides that we will generally not be required to amend or supplement this prospectus for a period exceeding 180 days after the expiration time of the exchange offer and participating broker-dealers shall not be authorized by us to deliver this prospectus in connection with resales after that period of time has expired.

We will not receive any proceeds from any sale of exchange notes by any participating broker-dealer. Exchange notes received by participating broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such participating broker-dealer and/or the purchasers of the exchange notes. Any participating broker-dealer that resells exchange notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a participating broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the outstanding notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain matters with respect to the validity of the exchange notes will be passed upon for us by Gibson, Dunn & Crutcher LLP.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of Transcontinental Gas Pipe Line Corporation at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, incorporated by reference in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon incorporated herein by reference.

PROSPECTUS

$200,000,000

Transcontinental Gas Pipe Line Corporation

Exchange Offer for All Outstanding

6.40% Senior Notes due 2016
(CUSIP Nos. 893570 BV2 and U89358 AD4)
for new
6.40% Senior Notes due 2016
that have been registered under the Securities Act of 1933

          , 2006

PART II

Item 20.  Indemnification of Directors and Officers

The following summary is subject to the complete text of the statutes and organizational documents of the registrant described below and are qualified in their entirety by reference thereto.

Section 145 of the Delaware General Corporation Law (the “DGCL”) sets forth the circumstances in which a Delaware corporation is permitted and/or required to indemnify its directors and officers. The DGCL permits a corporation to indemnify its directors and officers in certain proceedings if the director or officer has complied with the standard of conduct set out in the DGCL. The standard of conduct requires that the director or officer must have acted in good faith, in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to matters in a criminal proceeding, the director or officer must have had no reason to believe that his or her conduct was unlawful. With respect to suits by or in the right of the corporation, the DGCL permits indemnification of directors and officers if the person meets the standard of conduct, except that it precludes indemnification of directors and officers who are adjudged liable to the corporation, unless the Court of Chancery or the court in which the corporation’s action or suit was brought determines that the director or officer is fairly and reasonably entitled to indemnity for expenses. To the extent that a present or former director or officer of the corporation is successful on the merits or otherwise in his or her defense of a proceeding, the corporation is required to indemnify the director or officer against reasonable expenses incurred in defending himself or herself. The rights provided in Section 145 of the DGCL are not exclusive, and the corporation may also provide for indemnification under bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Transco’s Second Restated Certificate of Incorporation, as amended, and Amended and Restated By-laws provide for indemnification by it of its directors and officers to the fullest extent permitted by the DGCL. In addition, Transco has entered into indemnity agreements with its directors and certain officers providing for, among other things, the indemnification of and the advancing of expenses to such individuals to the fullest extent permitted by law, and, to the extent insurance is maintained, for the continued coverage of such individuals.

Policies of insurance are maintained by Transco under which its directors and officers are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities which might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been such directors or officers.

Section 102(b)(7) of the DGCL provides that a corporation may relieve its directors from personal liability to such corporation or its stockholders for monetary damages for any breach of their fiduciary duty as directors except (i) for a breach of the duty of loyalty, (ii) for failure to act in good faith, (iii) for intentional misconduct or knowing violation of law, (iv) for willful or negligent violations of certain provisions in the DGCL imposing certain requirements with respect to stock repurchases, redemptions and dividends, or (v) for any transactions from which the director derived an improper personal benefit. As permitted by the DGCL, Transco’s Second Restated Certificate of Incorporation, as amended, eliminates a director’s personal liability for monetary damages to Transco and its stockholders for breach of fiduciary duty except to the extent such exemption from liability or limitation of liability is not permitted under the DGCL.

Item 21.	Exhibits and Financial Statement Schedules

(a)	Exhibits

See the Exhibit Index attached to this registration statement and incorporated herein by reference.

(b)	Financial Statement Schedules

Schedule II — Valuation and Qualifying Accounts for the Years ended December 31, 2005, 2004 and 2003, incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2005.

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of the receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

To supply by means of post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or their securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

That, for the purposes of determining any liability under the Securities Act of 1933, each filing of its annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it or them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on August 23, 2006.

TRANSCONTINENTAL GAS PIPE LINE CORPORATION

/s/  Jeffrey P. Heinrichs
By: Jeffrey P. Heinrichs
Title: Controller

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name		Title	Date

* Steven J. Malcolm		Chairman of the Board	August 23, 2006

* Phillip D. Wright		Director and Senior Vice President (Principal Executive Officer)	August 23, 2006

* Frank J. Ferazzi		Director and Vice President	August 23, 2006

* Richard D. Rodekohr		Vice President and Treasurer (Principal Financial Officer)	August 23, 2006

* Jeffrey P. Heinrichs		Controller (Principal Accounting Officer)	August 23, 2006

*By:	/s/ Jeffrey P. Heinrichs Jeffrey P. Heinrichs Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

(3.1)	Second Restated Certificate of Incorporation, as amended, of Transco (incorporated by reference to Exhibit 3.1 to Transco’s Current Report on Form 8-K, dated January 23, 1987, File No. 001-7584)
(3.2)	Certificate of Amendment, dated December 23, 1986, of the Second Restated Certificate of Incorporation of Transco (incorporated by reference to Exhibit (10)-17(b) to Transco Energy Company’s Annual Report on Form 10-K for the year ended December 31, 1993, File No. 001-7513)
(3.3)	Certificate of Amendment, dated August 12, 1987, of the Second Restated Certificate of Incorporation of Transco (incorporated by reference to Exhibit (10)-17(c) to Transco Energy Company’s Annual Report on Form 10-K for the year ended December 31, 1993, File No. 001-7513)
(3.4)	Certificate of Amendment, dated August 4, 1992, of the Second Restated Certificate of Incorporation of Transco (incorporated by reference to Exhibit (10)-17(a) to Transco Energy Company’s Annual Report on Form 10-K for the year ended December 31, 1993, File No. 001-7513)
(3.5)	By-Laws of Transco, as Amended and Restated April 1, 2003 (incorporated herein by reference to Exhibit 3.2 to Transco’s Annual Report on Form 10-K for the year ended December 31, 2004, File No. 001-7584)
(4.1)	Indenture, dated as of April 11, 2006, between Transco and JPMorgan Chase Bank, N.A., as Trustee (including form of note) (incorporated by reference to Exhibit 4.1 to Transco’s Current Report on Form 8-K filed on April 11, 2006, File No. 001-7584)
(4.2)	Registration Rights Agreement, dated as of April 11, 2006, among Transco and Banc of America Securities LLC and Greenwich Capital Markets, Inc., on behalf of themselves and the Initial Purchasers listed on Schedule I thereto (incorporated by reference to Exhibit 10.1 to Transco’s Current Report on Form 8-K filed on April 11, 2006, File No. 001-7584)
5.1	Opinion of Gibson, Dunn & Crutcher LLP
12.1	Statement of Computation of Ratio of Earnings to Fixed Charges
23.1	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)
23.2	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney
25.1	Statement of Eligibility of Trustee, JPMorgan Chase Bank, N.A., on Form T-1
99.1	Form of Letter of Transmittal
99.2	Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9
99.3	Form of Notice of Guaranteed Delivery
99.4	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.5	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

( )	Previously filed.